Endeavour
SILVER

Annual General Meeting of Shareholders

2024 NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

Table of Contents

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	1

Notice of Annual General Meeting
of Shareholders
To be held on May 28, 2024

MEETING INFORMATION

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of Endeavour Silver Corp. ("Endeavour Silver" or the "Company") will be held at 10:00 a.m. (Vancouver time) at Suite 1130 - 609 Granville Street, Vancouver, British Columbia, V7Y 1G5 on Tuesday, May 28, 2024 for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the year ended December 31, 2023 with auditor's report thereon;

2. To elect eight directors for the ensuing year;

3. To appoint the auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;

4. To approve certain amendments to the Company's rolling percentage Stock Option Plan and to approve the unallocated options that may be grantable under the Stock Option Plan, as amended;

5. To approve the unallocated awards that may be grantable under the Company's rolling Equity-Based Share Unit Plan; and

6. To transact such other business as may properly come before the meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying Information Circular.

The Company is using the notice-and-access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

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This Notice of Meeting, the Information Circular and other Meeting materials will be available on Endeavour Silver's website at https://edrsilver.com/t/investor-disclosure/ and under Endeavour Silver's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar as of April 17, 2024 and will remain on the website for one full year thereafter. Meeting materials are also available upon request, without charge, by email at info@edrsilver.com or by calling toll free at 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775.

Only shareholders of record at the close of business on April 4, 2024 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 24, 2024 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy form. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated at Vancouver, British Columbia this 4th day of April 2024.

By Order of the Board of Directors (signed)

Daniel Dickson

Director and CEO

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Message from our CEO

Dear Stakeholders,

2023 stands out as a transformative year in our history, one that I will always remember for executing on our growth plans and setting Endeavour on a path for long- term success. Amid a challenging macro environment, including volatile equity markets and persistent cost pressures, our management team displayed dedication and strategic agility in navigating the complexities across various fronts. We achieved many milestones, such as securing project loan financing from top-tier lenders in the sector and initiating full-scale construction at our flagship Terronera mine. These strides were made while maintaining a steadfast commitment to safety and sustainable development.

Business and market highlights

Throughout the year, as we faced numerous external forces, it became paramount to focus on areas where we could exert real influence. Operationally, we met the lower end of our annual production guidance, reaching 8.7 million ounces of silver equivalent metal (80:1 ratio). We encountered a production shortfall in Q3, which necessitated a swift response at Guanacevi. Our Operations team re-sequenced the mine plan to enhance ventilation and worker safety, resulting in additional sill development and reduced ore grades. Throughput was affected by an extended maintenance program in the mill. While these one-time occurrences led to escalated costs, the remediation initiatives were essential to ensure stable and consistent production moving forward.

Our recovery strategy more than met expectations as silver grades, gold grades and plant-throughput exceeded our estimates in Q4.

In 2023, the broader U.S. stock market saw surprisingly strong returns, even as interest rates climbed higher. Defensive stocks declined and our stock was no different, with a trading range of USD$4.55 - $1.83. In turn, it was a breakout year for AI stocks and big tech, which lifted the entire S&P 500. Interestingly, spot gold prices continued to climb, offering investors a chance to take advantage of a rare imbalance, while the equities have not followed suit. Even as gold continues to reach new highs, near term market sentiment is closely tied to Federal Reserve actions; the investment thesis for holding precious metals continues to build. I am excited about the Company's potential to capitalize significantly once this transition occurs.

Financial and operating performance

Through the dedicated efforts of our 1,375 employees and 955 contractors, we have numerous achievements to be proud of. We attained our consolidated production guidance for the third year in a row, totalling 5.7 million ounces of silver and 38,000 ounces of gold. As a result, revenue reached $206 million, bolstered by strong realized silver and gold prices of $23.76 per oz and $1,968 per oz respectively. The strong revenue translated into cash flow with mine operating earnings of $37 million, which drove earnings of $6 million or $0.03 per share.

Due to the substantial investments made to drive development at Terronera, our cash position decreased to $35 million. To ensure that we see Terronera completed, we utilized an At-The-Market offering to support our growth trajectory and completed our first drawdown on the project loan in April.

During 2023, all miners in Mexico faced overarching challenges. Inflationary pressures impacted the entire spectrum of inputs. Both of our producing operations, Guanacevi and Bolañitos, experienced higher operating costs metrics due to increased labour, power, steel and consumables prices.

Additionally, the Mexican Peso strengthened by nearly 13% against the US dollar, which had cascading effects on our in-country purchases. Consequently, our direct operating cost per tonne (1) increased by 8% over the year to $141.72 per tonne, a trend that echoed across Mexico's mining industry during the year. The combination of unexpected expenses at Guanacevi and broader economic factors led to deviations from our initial budget projections, prompting us to retract our annual cost guidance. Although our full year 2023 all-in sustaining cost per ounce (1) exceeded our upper-end guidance by 15%, we saw significant productivity improvements in Q4, bringing all-in-sustaining costs per ounce (1) down to a 7% overage. Managing inputs and their associated costs remain a primary focus in 2024.

Sector leading growth

With formal board approval and project financing in place, we officially embarked on our journey of growth. In the silver mining industry especially, opportunities for growth are rare, and I strongly believe that exceptional silver companies are formed when new projects come to fruition, a feat that requires valour, perseverance, and discipline.

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Specifically, I am referring to Terronera, our largest "in- house" discovery, which is now paving the way for near- term growth. Once in production, Terronera will significantly increase our consolidated production and reduce our consolidated cost metrics, with a cost profile projected to be in the lowest quartile among the primary silver producers.

During 2023, the project team made substantial construction progress, bringing the total investment so far to over $120 million. Given the cost pressures experienced at our other sites, we conducted a comprehensive risk analysis on the remaining expenditures to assess the impacts on the project. To that end, a stronger Mexican Peso, ongoing inflation and tight markets for equipment and bulk materials all contributed to an 18% increase to our initial capital estimate, at $271 million up from $230 million. Capital pressures notwithstanding, the pace of project development continues to advance on track with previous guidance, with commissioning to start in Q4 of 2024.

At year end, Terronera had over 520 employees and 230 contractors onsite, and ongoing recruitment efforts will further expand our workforce. During the year, the project team concentrated on completing key activities including the upper mill platform earthworks, equipment purchases and plant concrete advances, all of which led to significant progress in our process plant construction. As I visit the site frequently, it has been rewarding to see Terronera progress through the various stages of construction. At year end, surface construction was nearly 50% complete with concrete work well advanced to enable structural steel and mechanical installations.

As the year unfolded, our underground mine development rates also improved, meeting our target of four meters per day per critical heading in Q4. This positive momentum provided reassurance for us to meet our construction timeline.

Beyond Terronera, we have multiple opportunities for silver-focused growth in Mexico, Chile and the US. As a company that has been built through the drill bit, we believe that discovery and development are the true drivers of value. We have two promising projects proceeding in tandem - the Pitarrilla project in Durango and the Parral project in Chihuahua.

The Pitarrilla project is a source of great excitement for us. We acquired this asset for several compelling reasons, as it stands as one of the world's largest undeveloped silver projects. The comprehensive work conducted to date, coupled with the size and scale of the deposit, not only complements our regional platform but also provides versatility for various mining scenarios. In 2024, we plan to invest $5 million to extend an underground ramp for drilling to gain a better understanding of high-grade zones within the deposit as we progress towards an economic study.

Our Parral project is equally exciting. Like our other operations, it is located in a historic silver producing district with district scale exploration and development potential. Over the years, we have made significant headway in understanding the mineralization system through ongoing drilling programs and are advancing the project to support an economic study to model a production scenario.

Driving sustainable and inclusive growth

We're now more than two-thirds of the way through executing our Sustainability Strategy 2022-2024. Launched in January 2022, the three-year strategy aims to deliver positive impacts for people, the planet and our business. Over the first two years we completed many initiatives and achieved key targets we set for ourselves.

Running safe operations is always a top priority, and we aim to meet industry best practices. To that end, we continued to align Endeavour's Safety Management System with ISO 45001, the global standard for reducing occupational injuries and diseases.

We strategically invested to develop our workforce, recruit new talent and ensure our people are ready for Endeavour's growth. Among these efforts, we implemented a new onboarding program and turnover reduction strategies and enhanced several site facilities to create a more comfortable working environment. We are proud of our consistently high rates of local hiring in Mexico, facilitating the culture we strive to build.

Environmental stewardship remains an enduring focus, and our work at Terronera was especially important this past year. The project team there has worked diligently to design a sustainable project in line with equator principles and that reflects sound environmental management practices. Being a greenfield project, our goal is to minimize the site's water requirements, its waste and its overall footprint.

Our community investments more than doubled last year, reaching over $900,000 and, supporting programs to help people and communities thrive. We proudly contributed both funding and expertise to road improvement projects, the building of a new community well, the delivery of skill- training workshops for local residents and many other initiatives.

2024 outlook and beyond

2024 marks our 20th anniversary of mining operations, and with Terronera coming into commissioning later this year, it's a fitting time to begin the next chapter of Endeavour's story. We're on the doorstep of a transformation bringing us closer to becoming a premier senior silver producer.

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Over the past few years, we have re-invested in the business for long term growth. Now, with less than a year to go before Terronera comes on stream, we expect to see the benefits of these significant investments accrue to our shareholders. We are laser focused on delivery and progression and I have strong conviction that when I write this letter next year, we will be generating significant free cash flow from Terronera.

Looking ahead, we are focused on several key objectives for 2024 to create shareholder value:

• Continue to optimize our operations, with a focus on delivering free cash flow by raising productivity, improving safety and improving costs;

• Complete construction at Terronera and commission our new flagship mine;

• Advance Pitarrilla project towards better understanding the high-grade zone and feeder structures, so that we can initiate an economic assessment for future production;

• Grow through accretive M&A opportunities to enhance our production and organic growth profile; and

• Complete implementation of our three year Sustainability Strategy and craft a new ESG road map that builds on our efforts to address critical issues like climate change, health and safety, and community development.

All of the objectives highlight Endeavour Silver's 'Transformation in Motion'.

On that note, I would like to extend my gratitude to Christine West, our former CFO, who announced her retirement after 16 years of dedicated service. Mrs. West has been an integral part of Endeavour, playing a pivotal role in our growth and success. In conjunction, I am delighted to welcome Elizabeth Senez as our new CFO. With extensive financial expertise in mining, she brings valuable insights to our team. Additionally, during 2023, we were pleased to welcome Greg Blaylock, VP Operations, to our executive leadership team. With over 35 years of experience in mining operations, planning, and project development, Greg's expertise deepens our capabilities.

I am honoured to lead a company driven by an exceptional team that rose to meet every challenge in 2023. I would like to thank everyone here at Endeavour Silver for delivering a solid year and setting us up for a truly transformative path ahead.

Thank you also to our shareholders and stakeholders for your ongoing support, trust and partnership as we strive to build long-term value and a premier silver mining company.

Sincerely, Dan Dickson,

Chief Executive Officer & Director

April 4, 2024

Notes:

(1) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios can be found in the section "Non-IFRS Measures" in the December 31, 2023 MD&A available on SEDAR+ at www.sedarplus.ca and on the Company's website.

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Annual General Meeting of Shareholders Information Circular

General Information

References in this management information circular ("Information Circular") to "Endeavour Silver", the "Company", "we", "us" and "our" are references to Endeavour Silver Corp., and its subsidiaries unless otherwise specified or the context otherwise requires. "You", "your" and "shareholder" means the holders of common shares of Endeavour Silver ("Common Shares") as of the Record Date (as defined herein).

You have received this Information Circular for the 2024 annual general meeting of shareholders of Endeavour Silver to be held at 10:00 a.m. (Vancouver time) on Tuesday, May 28, 2024 (the "Meeting"), as our records indicate that you owned Common Shares as of the close of business on April 4, 2024 (the "Record Date"). You have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting personally or by proxy, including at any postponement or adjournment of the Meeting.

Your vote is important. The Board of Directors (the "Board") and management ("Management") of Endeavour Silver encourage you to vote.

This Information Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote using the applicable procedures described herein. If you have any questions about the voting procedures related to voting at the Meeting or about obtaining and depositing the required Proxy form, you should contact Endeavour Silver's transfer agent, Computershare Investor Services Inc. ("Computershare") by phone at 1-800-564-6253 (North American toll free).

Unless otherwise stated, information in this Information Circular is as of April 4, 2024.

This Information Circular contains references to lawful currency of the United States (US$ or US dollars) and of Canada (C$ or Canadian dollars). All dollar amounts referenced in this Information Circular, unless otherwise indicated, are expressed in US dollars. The daily rate of exchange on April 4, 2024 as reported by the Bank of Canada, for the conversion of US$1.00 into Canadian dollars was C$1.3504 (C$1.00 equals US$0.7405).

As a shareholder, you can decide if you want to receive paper copies of the Company's interim and annual consolidated financial statements and management's discussion and analysis ("MD&A"). To receive paper copies of these materials, please complete the request contained on the proxy form provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

You can find financial information relating to Endeavour Silver in the Company's audited consolidated financial statements, MD&A and annual information form ("AIF") for our most recently completed financial year. These documents are available on the Company's website at www.edrsilver.com, on the System for Electronic Document Analysis and Retrieval + (SEDAR+) and on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database.

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Cautionary statement regarding forward-looking information

Certain statements contained in this Information Circular may constitute "forward-looking statements" or "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable securities legislation and may include future-oriented financial information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, forecasts, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements contained in this Information Circular are based on expectations, estimates and projections as of the date of this Information Circular and include, without limitation, those statements made in the "Message From Our CEO" section of this Information Circular; statements relating to the strategic vision for the Company and expectations regarding the development and financing of the Terronera Project including: anticipated timing of the project; anticipated timing and completion of conditions precedent to drawdown under the project loan, estimated project economics, Terronera's forecasted operation, costs and expenditures, and the timing and results of various related activities, Endeavour's exploration potential; production capabilities and future financial or operational performance; the Company's ability to successfully advance its growth and development projects; planned exploration and development of the Company's mineral properties, including prospects for the Company's Pitarrilla and Parral projects; the Company's anticipated performance in 2024 and beyond, including changes in mining operations and forecasts of production levels; anticipated production costs and all-in sustaining costs; and plans related to the Company's business and other matters that may occur in the future.

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the applicable property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated costs and the ability to achieve goals.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, uncertainty as to duration and impact of the following: risks related to the Company's debt facility; risks related to increased interest rates; precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and United States dollar); fluctuations in the price of consumed commodities; risks related to increased competition; risks and hazards of mineral exploration, development and mining activities; risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company's development activities will result in profitable mining operations; risks related to the adequacy or availability of infrastructure to support current or future mining developments; uncertainty in the Company's ability to fund the development of its mineral properties or the completion of further exploration programs; risks related to the Company's reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to the Company operating in foreign jurisdictions, including political, economic, and regulatory instability; risks related to changes in governmental regulations, including environmental, tax and labour laws and obtaining necessary licenses and permits; and risks related to recruiting and retaining qualified personnel, as well as those other factors described in the section entitled "Risk Factors" contained in the Company's most recently filed AIF and MD&A available on the Company's website at www.edrsilver.com, on SEDAR+ and on EDGAR.

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This list is not exhaustive of the factors that may affect the Company's forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of Management as of the date of this Information Circular. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Voting Information

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies. The enclosed form of proxy (the "Proxy") is solicited by and on behalf of Management of the Company. The enclosed Proxy is for use at the Meeting for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The Company may retain other persons or companies to solicit proxies on behalf of Management, in which event customary fees for such services will be paid. The cost of solicitation by Management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to use the notice-and-access delivery process ("Notice and Access") under National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") adopted by the Canadian Securities Administrators for the delivery of the Notice of Meeting and Information Circular (collectively, the "Meeting Materials") to its registered and beneficial shareholders for the Meeting. Endeavour Silver has adopted this process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Meeting Materials electronically or request a paper copy. The Company will arrange to mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Meeting Materials.

Shareholders who receive a Notice and Access Notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR+ and EDGAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company by email at info@edrsilver.com or by calling toll free at 1-877-685- 9775 (Canada and U.S.A.) or at +1-604-685-9775. A request for printed copies which are required in advance of the Meeting should be made no later than May 16, 2024 in order to allow sufficient time for mailing.

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Voting Procedures

Who can Vote

You are entitled to vote at the Meeting if you held Endeavour Silver Common Shares as of the close of business on April 4, 2024, the Record Date for the Meeting. Each Common Share you owned on the Record Date entitles you to one vote on each item of business to be considered at the Meeting.

How to vote

How you can vote depends on if you are a registered shareholder or a non-registered holder. The different voting options are summarised below. Please follow the appropriate voting option based on whether you are a registered shareholder or non-registered holder.

If you are unsure whether you are a registered shareholder or non-registered shareholder, please contact Computershare by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) or by email at service@computershare.com.

If you have any questions before the Meeting about Endeavour Silver, the Meeting Materials, or the voting process, please contact us at info@edrsilver.com.

Voting Process

Registered Shareholders

You are a registered shareholder if your name appears on your share certificate, or your Common Shares are registered in your name with Computershare. Registered shareholders may vote by participating in the Meeting, by appointing proxyholders, by telephone or by voting online.

Registered shareholders that wish to participate in the Meeting do not need to complete and deposit the Proxy and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names Rex J. McLennan, Chair of the Board, or failing him, Daniel Dickson, Chief Executive Officer and a Director or failing him, Elizabeth Senez, Chief Financial Officer as the Management designated proxyholders (the "Management Designated Proxyholders"). Shareholders have the right to appoint a person or company to represent the shareholder at the meeting other than the Management Designated Proxyholders. Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the Management Designated Proxyholders and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy.

Registered shareholders may direct the manner in which their Common Shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any Common Shares represented by the Proxy will be voted or withheld from voting by the Management Designated Proxyholders/proxyholder/alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those Common Shares will be voted "FOR" each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, Management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he or she intends to oppose any action to be taken by Management at the Meeting.

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Registered shareholders may deposit their proxies with Computershare by mail or courier, or alternatively, may vote by telephone of the internet in accordance with the following instructions:

By Internet:

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you are using a smartphone, you can scan the QR code on your proxy form.

By Telephone:

Call 1-866-732-8683 from a touch-tone telephone and follow the instructions. You will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the Management Designated Proxyholders as your proxyholder.

By Mail or Courier

Complete your proxy form, sign and date it, and send it to Computershare in the envelope provided. If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.
Attention: Proxy Department

100 University Avenue, 8th Floor
Toronto, Ontario Canada M5J 2Y1

To be used at the Meeting, a completed Proxy must be deposited with, or telephonic/online votes must be received by Computershare by 10:00 a.m. (Vancouver time) on May 24, 2024 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.

Registered shareholders may revoke a vote made by Proxy by:

• voting again on the internet or by telephone before 10:00 am (Vancouver time) on May 24, 2024, following the procedures described above;

• submitting a new completed Proxy that is dated later than your original proxy and is received by Computershare at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the Meeting at which the Proxy is to be used;

• an instrument in writing provided to the Chair of the Meeting, at the Meeting of shareholders, before any vote in respect of which the Proxy is to be used shall have been taken; or

• any other manner permitted by law.

Non-Registered Holders

You are a non-registered holder if your Common Shares are registered in the name of an intermediary ("Intermediary") (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company).

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Non-registered holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those non-registered holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to non-registered holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials (including Notice and Access Notification) are required to forward the proxy-related materials to non-registered holders unless a non-registered holder has waived the right to receive them. Intermediaries often use service companies to forward proxy-related materials to non-registered holders. Generally, non- registered holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the non-registered holder in accordance with the Intermediary's directions on the voting instruction form. In some cases, such non-registered holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder but which is otherwise not completed. This form of proxy does not need to be signed by the non-registered holder, but to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under "Voting Procedures - Voting Process - Registered Shareholders" above. Alternatively, some non-registered holders may be able to vote by telephone or online and should refer to the voting instruction form or form of proxy, as applicable, for further details and instructions. Non-registered holders should contact their Intermediaries if they did not receive either a voting instruction form or a pre- authorized form of proxy.

Your Intermediary will have its own procedures that you should carefully follow to ensure your Common Shares are voted on your behalf by your Intermediary at the Meeting. Please be aware that the deadline for submitting your voting instruction form or form of proxy to your Intermediary may be earlier than the deadlines for registered shareholders set out above. Your voting instructions must be received in sufficient time to allow your instructions to be forwarded by your Intermediary to Computershare for receipt before 10:00 a.m. (Vancouver time) on May 24, 2024.

Non-registered holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or form of proxy is to be delivered.

The purpose of these procedures is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Should a non-registered holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered holder), the non-registered holder should insert the non-registered holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-registered holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	12

Processing the Votes

The Company's transfer agent, Computershare, or its authorized agents, count and tabulate the votes on our behalf. Endeavour Silver will announce the voting results of the Meeting by press release and file them on SEDAR+ and EDGAR after the Meeting.

Quorum and Approval

The Company's Articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

Voting Shares and Principal Holders Thereof

The authorized share structure of the Company consists of an unlimited number of Common Shares without par value. As of the Record Date, 240,337,478 Common Shares were issued and outstanding.

Each shareholder is entitled to one vote for each Common Share held as of the Record Date. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his, her, their or its entitlement to vote at the Meeting.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares as at the Record Date.

Business to be transacted at the Meeting

The Meeting will address the following matters:

1. Receiving the audited consolidated financial statements of the Company for the year ended December 31, 2023 with auditor's report thereon.

2. Electing eight directors for the ensuing year.

3. Appointing the auditors for the ensuing year and authorizing the directors to fix the auditors' remuneration.

4. To approve the unallocated options that may be grantable under the Company's rolling percentage Stock Option Plan, as amended;

5. To approve the unallocated awards that may be grantable under the Company's rolling Equity-Based Share Unit Plan ("SU Plan").

6. Transacting such other business as may properly come before the Meeting or any adjournment thereof.

Receiving the Audited Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2023, and related auditor's report, will be presented at the Meeting. The audited consolidated financial statements are available on the Company's website, on SEDAR+ and EDGAR. Printed copies will be mailed to shareholders who requested a copy.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	13

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in "Nominees for Election of Directors" for election as directors at the Meeting and the Management Designated Proxyholders named in the Proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all Proxies will be voted "For" the nominees herein listed. Each director elected at the Meeting will hold office until the Company's next annual general meeting, or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Company's Articles or with the provisions of the Business Corporations Act (British Columbia). Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting, any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designated Proxyholders or other proxyholder/alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the Common Shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her, their or its Proxy that the shareholder's Common Shares are to be withheld from voting on the election of directors.

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on April 11, 2013, as amended and which was most recently approved by the shareholders on May 23, 2023, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by April 28, 2024. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

No director nominations have been received from any shareholders of the Company in connection with the Meeting under the terms of the Advance Notice Policy as at the date of this Information Circular.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee ("CG&NC") and the Board. The CG&NC shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the CG&NC believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination. Further to Toronto Stock Exchange ("TSX") rules, the Board shall accept such director's resignation absent exceptional circumstances.

The CG&NC in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders a resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the CG&NC or the decision of the Board with respect to the resignation. The Board will act on the recommendation of the CG&NC within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board's decision, the Company will promptly issue a press release disclosing the Board's determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director's resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until the director's successor is duly elected, or the director's earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	14

Nominees for Election as Directors

The shareholders of the Company last fixed the number of directors of the Company at eight. The Company currently has eight directors, including Christine West who will not be seeking re-election. At the Meeting, shareholders of the Company will be asked to elect eight directors. Voting for the election of the eight nominee directors will be conducted on an individual basis. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The Board has determined that seven of the eight nominees are independent under Canadian National Instrument 52-110 - Audit Committees ("NI 52- 110") and the New York Stock Exchange ("NYSE") requirements.

The following disclosure sets out, as at the Record Date: (a) the names of all eight nominees for election as directors and their residency; (b) all major offices and positions with the Company each nominee now holds; (c) each nominee's present principal occupation, business or employment; (d) the period of time during which each nominee has been a director of the Company, if applicable; (e) the number of Common Shares, stock options, performance-share units ("PSUs") and deferred share units ("DSUs") beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction; (f) other current public company board memberships and committees, and (g) each nominee's attendance at the Company's Board and Board committee meetings in the year ended December 31 2023, if applicable.

The information as to the securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company by the nominees or has been extracted from insider reports filed by the respective nominees which are publicly available through the internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

✓ The Board recommends you vote FOR all of the director nominees.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" THE ELECTION OF THE NOMINATED DIRECTORS.

A glance at our Nominees

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	15

Rex J. McLennan

Independent Director Age: 72 Residence: British Columbia, Canada Director since: June 12, 2007 Principal Occupation: Corporate Director	Rex J. McLennan is an experienced corporate director and former senior executive, having served on many public and private company boards over the past 15 years. His professional and executive career of over 35 years also included C-level executive positions serving as chief financial officer for Viterra, prior to its acquisition by Glencore in 2012, and Placer Dome, a global mining company acquired by Barrick Gold in 2006; with an earlier career in Imperial Oil, a major subsidiary of Exxon-Mobil. As an independent corporate director, he has chaired the audit committees of several publicly traded companies. He is also a director of the First Circle Financial Group and a past director of Pinnacle Renewable Energy Inc., Boart Longyear Ltd., and the World Gold Council, London UK.

Mr. McLennan holds an MBA (Finance & Accounting) from McGill University and BSc (Mathematics & Economics) from the University of British Columbia. He is a member of the Institute of Corporate Directors (Canada) having received his ICD.D designation in June 2013.
Voting Results of 2023 Annual General Meeting		Board/Committee Membership	Attendance
For:	90.00%	Board (Chair)	7 of 7	100%
Withheld:	10.00%	Corporate Governance and Nominating Committee (Chair)	3 of 3	100%
		Audit Committee (member)	4 of 4	100%
		Sustainability Committee (member)	4 of 4	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Stock Options: DSUs:	87,000 346,850	None	None

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	16

Margaret M. Beck

Independent Director Age: 61 Residence: Arizona, U.S.A. Director since: May 7, 2019 Principal Occupation: Corporate Director	Margaret Beck is a highly regarded Executive Committee member and Finance Senior Executive with over 30 years in the mining business. Primarily, Margaret ascended the ranks with global conglomerate BHP at different levels of the organization, including executive, regional and operational levels across four countries. Margaret started her career as a graduate at BHP in San Francisco working in the finance team and moved her way up to various VP Finance roles, leading the finance teams in Base Metals, Exploration, Iron Ore and, most recently, for the Minerals Australia Division.

She held the VP roles in Chile, Singapore and Australia. During her time at BHP, she consistently delivered financial excellence influencing key decisions regarding investments for the business, including major capital project approvals, business-wide strategy and the end-to-end planning framework. She also maintained relationships with key stakeholders including financial institutions, joint venture partners and governments, and oversaw the reporting processes. Margaret led the team that won the CFO Award for Excellence in Financial Reporting in BHP Billiton in 2009 and again in 2011. She also acted as President of the global minerals exploration business for BHP Billiton in 2013.

Margaret holds a Bachelor of Science in Business Administration, Accounting from the University of Arizona, Tucson and speaks intermediate Spanish.
Voting Results of 2023 Annual General Meeting		Board/Committee Membership	Attendance
For:	97.21%	Board (member)	7 of 7	100%
Withheld:	2.79%	Audit Committee (Chair)	4 of 4	100%
		Corporate Governance and Nominating Committee (member)	3 of 3	100%
		Terronera Special Committee (member) (1)	4 of 4	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Stock Options: DSUs:	81,597 215,459	None	None

Notes:

(1)  Ms. Beck joined the Terronera Special Committee on May 23, 2023.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	17

Ricardo M. Campoy

Independent Director Age: 73 Residence: New York, U.S.A Director since: July 9, 2010 Principal Occupation: Senior Advisor, Capstone Partners and Managing Director of HeadwatersMB	Ricardo Campoy is a mining engineer with a decades-long career in mining, merchant and investment banking, and financial advisory roles for resource companies, financial institutions and investment funds. Mr. Campoy is the Managing Director of the Minerals Capital and Advisory practice for Capstone Partners, an investment bank.

Previously, since mid-2006, he was in private practice as a financial advisor. From 2004 to 2006 he was Managing Director and Head of the Mining and Metals Group for WestLB in New York. Prior to 2004, Mr. Campoy held senior management positions with McFarland Dewey & Co. LLC, ING Capital, Swiss Bank, Elders Resources Finance Inc., European Banking Company and Continental Illinois Bank.

Before his banking career, Mr. Campoy worked in various engineering and supervisory production positions with Inspiration Copper Inc., Dravo Corporation, BCL Bamangwato Concessions Ltd. and AMAX Inc. In addition to the Company, Mr. Campoy has served on a number of mining company boards.

Mr. Campoy holds a B.Sc. in Mining Engineering from the Colorado School of Mines and a Masters of International Management (Finance) from the American Graduate School of International Management in Phoenix, Arizona.
Voting Results of 2023 Annual General Meeting		Board/Committee Membership	Attendance
For:	96.46%	Board (member)	7 of 7	100%
Withheld:	3.54%	Compensation Committee (Chair)	3 of 3	100%
		Audit Committee (member)	4 of 4	100%
		Terronera Special Committee (member) (1)	4 of 4	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: DSUs:	4,000 18,500 204,949	None	None

Notes:

(1)  Mr. Campoy joined the Terronera Special Committee on May 23, 2023.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	18

Daniel Dickson

Non-Independent Director Age: 44 Residence: British Columbia, Canada Director since: May 12, 2021 Principal Occupation: Chief Executive Officer of the Company	Dan Dickson was appointed as Chief Executive Officer in May 2021 and is responsible for the company’s strategic direction, vision, growth and performance, with a focus on creating shareholder value.

In Dan’s previous role as the Chief Financial Officer of the Company, he was responsible for financial reporting, leading financing solutions, steering M&A, and overseeing the IT, legal and administration functions. He also has a solid track record in supporting and guiding the Company’s executive board. Dan has been instrumental in building the Company’s financial infrastructure as the Company grew over the past 15 years from four employees to a team of more than 2,000.

Prior to joining the Company, Dan worked with KPMG LLP in the assurance group where he focused on publicly traded precious metals companies.

Dan holds a Bachelor of Commerce in Accounting from the University of British Columbia and is a member of the British Columbia Institute of Chartered Accountants (CPA, CA).
Voting Results of 2023 Annual General Meeting		Board/Committee Membership	Attendance
For:	98.42%	Board (member)	7 of 7	100%
Withheld:	1.58%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: PSUs:	271,624 970,000 339,000	None	None

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	19

Amy Jacobsen

Independent Director Age: 57 Residence: South Carolina, U.S.A Director since: January 3, 2022 Principal Occupation: President of Windward Consulting LLC	Amy Jacobsen has a diverse global experience in the minerals industry and was recognized among the 100 Global Inspirational Women in Mining 2020. Her experience includes business leadership combined with a strong knowledge of the technical aspects of mineral projects and the requirements for Mineral Resource and Ore Reserve reporting. This is the result of over 30 years of experience in the industry and in managing and conducting independent technical evaluations and valuations in support of mineral project development and financial transactions. Ms. Jacobsen started her career at Homestake and Hazen Research. Most recently, she spent 17 years in various management positions at Behre Dolbear Group, including 3 years as chair of the board of directors from 2016 to 2019. Ms. Jacobsen is currently the President of Windward Consulting as well as Adjunct Professor in the Professional Masters – Mining Industry Management degree program at the Colorado School of Mines, where she teaches Mine Project Investment Evaluations.

Ms. Jacobsen graduated from the Colorado School of Mines with a B.S. in metallurgical engineering as well as a Master of Business Administration from the Executive MBA program at the University of Denver. She is a Qualified Professional, a registered Professional Engineer and an Associate Member of the International Institute of Mineral Appraisers. Ms. Jacobsen is a past president of the Mining and Metallurgical Society of America.
Voting Results of 2023 Annual General Meeting		Board/Committee Membership	Attendance
For:	97.75%	Board (member)	7 of 7	100%
Withheld:	2.25%	Audit Committee (member)	4 of 4	100%
		Sustainability Committee (member)	4 of 4	100%
		Terronera Special Committee (member) (1)	0 of 0	N/A
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Stock Options: DSUs:	43,500 78,373	None	None

Notes:

(1) Ms. Jacobsen joined the Terronera Special Committee on December 8, 2023. No Terronera Special Committee meetings were held during the remainder of 2023.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	20

Kenneth Pickering

Independent Director Age: 76 Residence: British Columbia, Canada Director since: August 20, 2012 Principal Principal Occupation: Corporate Director	Ken Pickering is a professional engineer and former mining executive with more than 50 years of experience working in the natural resource sector building and operating major mining operations in Canada, Chile, Australia, Peru and the US. Mr. Pickering is currently an international mining operations and project development private consultant.

Mr. Pickering has held independent director positions with Teck Resources, Taseko Mines and Northern Dynasty Minerals. Mr. Pickering previously held a number of positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. And was intimately involved in the planning, development, initial operation and subsequent expansion phase of the Escondida copper project. He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School.
Voting Results of 2023 Annual General Meeting		Board/Committee Membership	Attendance
For:	97.59%	Board (member)	7 of 7	100%
Withheld:	2.41%	Sustainability Committee (Chair)	4 of 4	100%
		Compensation Committee (member)	3 of 3	100%
		Audit Committee (member)	4 of 4	100%
		Terronera Special Committee (Chair) (1)	4 of 4	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: DSUs:	27,500 58,597 414,678	Northern Dynasty Minerals Ltd., Director, TSX (2)	Chair Compensation Committee
		Taseko Mines Limited, TSX (2) NYSE (3)	Chair Environmental, Health & Safety Committee Chair Compensation Committee

Notes: (1) Mr. Pickering joined the Terronera Special Committee on May 23, 2023.

(2) "TSX" means the Toronto Stock Exchange.

(3) "NYSE" means the New York Stock Exchange.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	21

Mario D. Szotlender

Independent Director Age: 62 Residence: Caracas, Venezuela Director since: July 25, 2002 Principal Occupation: Corporate Director

Mario Szotlender is a financier and businessman with a Bachelor’s degree in International Relations from the Universidad Central de Venezuela. He has successfully directed Latin American affairs for numerous private and public companies for over 25 years, specializing in developing new business opportunities and establishing relationships with the investment community.

He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was also President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

In addition to the Company, Mr. Szotlender is a director of Atico Mining Corporation, Fortuna Silver Mines Inc. and Radius Gold Inc.

Voting Results of 2023 Annual General Meeting		Board/Committee Membership	Attendance
For:	97.19%	Board (member)	7 of 7	100%
Withheld:	2.81%	Corporate Governance and Nominating Committee (member)	3 of 3	100%
		Sustainability Committee (member)	4 of 4	100%
		Compensation Committee (member)	3 of 3	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: DSUs:	153,600 38,097 321,831	Atico Mining Corporation, TSXV (2)	Compensation Committee Chair Audit Committee member
		Fortuna Silver Mines Inc., TSX(1); NYSE (3)	Sustainability Committee member
		Radius Gold Inc., TSXV (2)	Compensation Committee member Audit Committee member

Notes: (1) "TSX" means the Toronto Stock Exchange.

(2) "TSXV" means TSX Venture Exchange.

(3) "NYSE" means the New York Stock Exchange.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	22

Angela Johnson

Independent Director Age: 40 Residence: British Columbia, Canada Director since: N/A Principal Occupation: VP, Corporate Development & Sustainability of Faraday Copper Corp.

Angela Johnson is a professional geologist and diversified mining and exploration professional with over 13 years of experience holding numerous technical, operational, and corporate level leadership roles for junior and intermediate producers across North and South America. Ms. Johnson currently serves as the VP, Corporate Development & Sustainability at Faraday Copper, since April 2022. From December 2020 to March 2022, Ms. Johnson was the Corporate Development Manager at Silvercorp Metals, where she led the assessment and evaluation of international precious and base metal projects for potential acquisition or strategic investment. Prior to that, she held the role of Exploration Manager at Calibre Mining, from 2019 to 2020, where she led the operational exploration teams and managed near-mine drilling activities at the company’s operations in Nicaragua.

During the period of 2012 to 2019, Ms. Johnson held various technical and sustainability positions for SSR Mining Inc., at projects or operations located in the U.S., Canada, Mexico and Argentina. She holds a B.Sc. in Geology from the University of Alberta, an M.Sc. in Geology/Geochemistry from the University of Victoria, an MBA in Financial Services from Dalhousie University, and is a registered member of the Association of Engineers and Geoscientists of British Columbia.

Ms. Johnson also serves as an independent director for Gold Royalty Corp.

Voting Results of 2023 Annual General Meeting		Board/Committee Membership	Attendance
N/A	N/A	None (1)	N/A	N/A
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: DSUs:	Nil Nil Nil	Gold Royalty Corp. NYSE (2)	ESG Committee, Nomination & Corporate Governance Committee

Notes:

(1) Ms. Johnson has been nominated by the Board for election as a director at the Meeting.

(2) "NYSE" means the New York Stock Exchange.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	23

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Mario D. Szotlender is a director of Fortuna Silver Mines Inc. ("Fortuna") and was a director of Fortuna when a management cease trade order was issued by the British Columbia Securities Commission ("BCSC") on April 3, 2017 against the Chief Executive Officer and Chief Financial Officer of Fortuna in connection with Fortuna's failure to timely file financial statements, related management discussion and analysis and an annual information form for its financial year ended December 31, 2016. Fortuna reported that the delay in the filing of these documents was due to pending resolution of a regulatory review of certain of the Company's filings by the United States Securities and Exchange Commission. On May 25, 2017, the BCSC revoked this management cease trade order after Fortuna filed the required records.

Ricardo M. Campoy was Chairman and a director of General Moly, Inc. ("General Moly") and held such positions on November 20, 2020 when the Ontario Securities Commission issued a cease trade order ("CTO") in respect of the securities of General Moly as a result of General Moly's failure to file by the filing deadline its interim financial statements for the quarter ended September 30, 2020, the related management's discussion and analysis, and the required related certifications. The CTO remains applicable in all jurisdictions in Canada in which General Moly is a reporting issuer with certain exemptions for beneficial holders of General Moly's securities. General Moly announced on October 1, 2020 that the NYSE American had suspended the trading of General Moly's common stock. The OTC Pink Open Market in the United States also halted trading in General Moly's common stock on November 17, 2020. The TSX delisted General Moly's common stock effective at the close of market on December 29, 2020.

Other than disclosed herein, no proposed director is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Ricardo M. Campoy was Chairman and a director of General Moly and held such positions on November 18, 2020 when General Moly filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (the "Bankruptcy Court"). General Moly announced that it was operating its business as a "debtor-in-possession" and filed a Plan of Reorganization and Disclosure Statement with the Bankruptcy Court. General Moly emerged from Chapter 11 on March 31, 2021. On March 31, 2021 the Bankruptcy Court issued an order confirming General Moly's Chapter 11 plan of reorganization and that, under the plan of reorganization, General Moly's assets would be transferred to a new venture and the existing equity interests in General Moly would be cancelled. In connection with such order, Mr. Campoy resigned as a director of General Moly effective March 31, 2021.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	24

No proposed director has, within the 10 years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Margaret M. Beck was an alternate director of Samarco Mineração S.A's ("Samarco"), an entity in which BHP Group Limited ("BHP") holds a 50% interest, when a dam failure occurred on November 5, 2015 at Samarco's iron ore operation in Minas Gerais, Brazil. The Ministerio Público Federal of Brazil (Federal Prosecutors Office) has filed criminal charges before the Federal Court of Ponte Nova against BHP Billiton Brasil Ltda ("BHP Billiton Brasil") as well as eight current or former employees of BHP or BHP Billiton Brasil, including Ms. Beck. On August 6, 2019 a habeas corpus petition filed on behalf of Ms. Beck was granted and the entire criminal case against her was dismissed. The Federal Prosecutors Office has appealed this decision and the appeal process is pending.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Appointment of Auditors

The auditors for the Company are KPMG LLP, Chartered Accountants ("KPMG"). At the Meeting, shareholders will be asked to approve: (a) the re-appointment of KPMG as auditors for the Company to hold office as such until the next annual general meeting of the Company; and (b) a resolution authorizing the Board to fix the remuneration to be paid to the auditors for the upcoming year. KPMG was first appointed as auditors for the Company on July 4, 1994.

✔ The Board recommends you vote FOR the appointment of KPMG LLP as Endeavour Silver’s auditor and authorize the directors to fix the auditor’s remuneration.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S AUDITORS AND TO AUTHORIZE THE BOARD TO FIX THE AUDITORS' REMUNERATION.

Approval of Certain Amendments to the Stock Option Plan and Approval of the Unallocated Options under the Stock Option Plan

The Company's Stock Option Plan is a rolling percentage stock option plan. The policies of the TSX require that the unallocated entitlements under all security-based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer's shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last approved the unallocated options that may be grantable under the Stock Option Plan, as amended, at the annual general meeting held on May 12, 2021.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	25

On March 26, 2024, the Board of Directors approved amendments to the Stock Option Plan, as follows (as more particularly set out in Amendment No. 6 attached to Schedule B to this Information Circular):

(a) To provide for an extension of the expiry date of an option to the tenth trading day following the last day of a Blackout Period if the option's expiry date would otherwise occur in a Blackout Period or within ten trading days of a Blackout Period. "Blackout Period" is defined in the Stock Option Plan, as amended, as a period of time during which the participant cannot exercise an Option or sell Shares (as such terms are defined in the Stock Option Plan) due to applicable law or policies of the Company in respect of insider trading.

(b) The requirement to obtain shareholder approval to extend the term of an option beyond the original expiry date is also amended to provide an exception to such shareholder approval requirement where the expiry date has been extended in connection with a Blackout Period as described in subparagraph (a) above or in the event of an option holder's death.

(c) The Stock Option Plan prior to Amendment No. 6 provided different treatment for the exercise of options in the event of an option holder's death or retirement. The Stock Option Plan, as amended, further distinguishes the treatment of options in the event of the option holder's termination for Cause (as defined in the Stock Option Plan) or termination for any other reason other than as aforementioned. In the event of termination for Cause, the Stock Option Plan, as amended, provides that all options held by a participant whether vested or not shall automatically and immediately expire and be forfeited to the Company. In the event of a participant's termination of employment for any reason other than death, retirement or for Cause, such participant's options that are exercisable as of the Termination Date (as defined in the Stock Option Plan) shall continue to be exercisable by the participant until the earlier of the date that is 90 days after the Termination Date and the date on which the exercise period of the particular option expires.

(d) Any options that have not yet vested prior to such participant's death, retirement or termination other than for Cause shall immediately expire and be forfeited to the Company on the applicable Termination Date or retirement date, as applicable.

A copy of the Stock Option Plan (as amended by Amendment No. 6) is also set out in Schedule B to this Information Circular. For a summary of the material terms of the Stock Option Plan, as amended, see "Compensation of Executive Officers and Directors - Compensation Discussion and Analysis - Option-based Awards".

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At the Meeting, shareholders will be asked to pass an ordinary resolution to approve Amendment No. 6 to the Stock Option Plan and to approve the unallocated options grantable under the Stock Option Plan (as amended by Amendment No. 6), as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. Amendment No. 6 to the Stock Option Plan of the Company, in the form attached as Schedule B to the Information Circular for the Meeting, is hereby approved, ratified and confirmed.

2. All unallocated options grantable under the Company's Stock Option Plan (as amended by Amendment No. 6 and also included in Schedule B attached to the Information Circular) are hereby approved.

3. The unallocated options grantable under the Company's Stock Option Plan shall be re-approved by the shareholders of the Company on or before May 28, 2027.

4. The Board of Directors of the Company is hereby authorized to make any revisions to the Stock Option Plan if and as required by the Toronto Stock Exchange and the New York Stock Exchange in order to give effect to this resolution.

5. Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the foregoing resolution."

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution. If the requisite shareholder approval is not obtained, no future option grants may be made under the Stock Option Plan and any previously granted option which has been cancelled may not be re-granted under the Stock Option Plan; however, any stock options which have been already granted immediately prior to the Meeting will remain exercisable by the holder thereof.

✔ The Board recommends you vote FOR the approval of Amendment No. 6 and the unallocated options grantable under the Stock Option Plan, as amended.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" THE APPROVAL OF AMENDMENT NO. 6 AND THE UNALLOCATED OPTIONS GRANTABLE UNDER THE STOCK OPTION PLAN, AS AMENDED.

Approval of the Unallocated Awards under the Equity- Based Share Unit Plan

The Company's Equity-Based Share Unit Plan (the "SU Plan") is a rolling percentage plan. The policies of the TSX require that the unallocated entitlements under all security-based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the SU Plan) be re-approved by an issuer's shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company approved the adoption of the SU Plan at the annual general meeting held on May 12, 2021 by approving the unallocated awards that may be grantable under the SU Plan.

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For a summary of the material terms of the SU Plan, see "Compensation of Executive Officers and Directors - Compensation Discussion and Analysis - Equity-based Share Unit Plan".

At the Meeting, shareholders will be asked to pass an ordinary resolution to approve the awards grantable under the SU Plan, as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. All unallocated awards grantable under the Company's Equity-Based Share Unit Plan are hereby approved.

2. The unallocated awards grantable under the Company's Equity-Based Share Unit Plan shall be re- approved by the shareholders of the Company on or before May 28, 2027.

3. The Board of Directors of the Company is hereby authorized to make any revisions to the Equity- Based Share Unit Plan if and as required by the Toronto Stock Exchange and the New York Stock Exchange in order to give effect to this resolution.

4. Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the foregoing resolution.

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution. If the requisite shareholder approval is not obtained, no future awards of securities may be made under the Equity-Based Share Unit Plan and any previously granted awards which have been cancelled may not be re-granted under the Equity- Based Share Unit Plan; however, any awards which have been already granted immediately prior to the Meeting will remain exercisable by the holder thereof.

✔ The Board recommends you vote FOR the approval of the unallocated awards grantable under the Equity-Based Share Unit Plan.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" THE APPROVAL OF THE UNALLOCATED AWARDS GRANTABLE UNDER THE EQUITY-BASED SHARE UNIT PLAN.

Other Business

If any other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Information Circular, we are not aware of any other items of business to be considered at the Meeting.

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Management Update

Following the formal business of the Meeting, Mr. Dickson will present an overview of the Company's business strategy and objectives and activities underway at each of our projects. Shareholders present at the Meeting will have an opportunity to ask questions of Mr. Dickson and Management throughout the Meeting and subsequent update.

Corporate Governance Overview

Endeavour Silver's success as a company, in both the public markets and the communities in which it operates, is based on our reputation for sound corporate governance and ethical business practices. We believe that good corporate governance is essential to achieve effective management of our Company and operations and to maximize shareholder value.

Guidelines for effective corporate governance of listed companies are set out in National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines (together, the "Corporate Governance Disclosure Rules"), among others. The Company has reviewed its own corporate governance practices considering the Corporate Governance Disclosure Rules and has complied with the applicable rules.

The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and its shareholders and helps to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted certain corporate governance policies, which are available on the Company's website at https://edrsilver.com/t/governance/.

Ethical Business Conduct
The Board has adopted a written Code of Business Conduct and Ethics (the "Code") that applies to its directors, officers and employees of the Company, as well as all business partners (i.e. suppliers, contractors or anyone that engages in a business relationship with the Company). The Code reflects the Company's commitment to a culture of honesty, integrity and accountability. The Code outlines the basis principles and policies of the Company on the following:

• compliance with laws, rules and regulations;

• conflicts of interest;

• corporate opportunities;

• confidentiality;

• protection and proper use of Company assets;

• insider trading;

• fair dealing;

• compliance with environmental laws;

• equal opportunity, discrimination and harassment;

• freedom of association;

• human rights;

• indigenous peoples;

• health and safety;

• financial business disclosure and accuracy of Company records and reporting;

• use of email and internet services;

• gifts and entertainment;

• payments to domestic and foreign officials;

• compliance procedures; and

• reporting of any illegal or unethical behavior.

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The Code states that the Company's directors, officers and employees/business partners are encouraged to report violations of laws, rules, regulations or the Code. Retaliatory action against any employee who, in good faith, reports a possible violation is prohibited. Reporting of any illegal or unethical behaviour may be pursuant to the Company's Whistleblower Policy (as defined herein) that addresses any issues related to illegal or fraudulent activities or to the Company's Internal Grievance Mechanism that addresses any violation to the Code or any unethical behaviour from employees or business partners.

The Board, with the assistance of the Audit Committee and the CG&NC, monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors, officers, employees and business partners of the Company.

The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise. The Code is available on the Company's website at https://edrsilver.com/t/governance/ and under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

To ensure directors of the Company exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a special committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

The Company has also adopted a whistleblower policy and reporting system (the "Whistleblower Policy"), which is available on the Company's website at https://edrsilver.com/t/whistleblower-policy/. The Whistleblower Policy was last updated and approved on November 5, 2022 and complements the Code. The Code and Whistleblower Policy provide a mechanism for directors, officers, employees and contractors of the Company and its subsidiaries, to report violations or concerns. The reporting person is encouraged to discuss concerns or violations to the Code directly with their supervisor or the Human Resources representative. If for any reason, these channels are not appropriate, concerns can be reported through the alternative anonymous and confidential reporting system via the Internet, electronic email, telephone or mail. The system will provide immediate notice to the Business Ethics Advisor and the Chair of the Audit Committee. The Code requires any questions or reported violations to be addressed immediately and seriously and provides that reporting of suspected breaches can be made anonymously. Upon review and investigation of the reported matters, the Company may take corrective and disciplinary action, if appropriate.

Board of Directors

The Board is responsible for the stewardship of the Company. The Board is responsible for overseeing the conduct of the business of the Company and supervising Management who is responsible for managing the operations of the Company. In doing so, the directors must act honestly and in good faith with a view to the best interests of the Company.

The Board has developed and adopted a mandate (the "Board Mandate") that sets out in writing the Board's authority, responsibility, and function. The Board Mandate was most recently reviewed on November 5, 2022. A copy of the full text of the Board Mandate can be viewed at www.sedarplus.ca and on the Company's website at www.edrsilver.com and is incorporated by reference herein. The following is a summary of the Board Mandate and reference should be made to the full text of the Board Mandate.

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The Board Mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board's objectives and day-to-day management of the Company. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Compensation Committee, the CG&NC and the Sustainability Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.

The Board Mandate outlines specific responsibilities of the Board in the following areas:

• Board organization and corporate governance;

• Management, officer duties, and compensation;

• strategic planning;

• monitoring of financial performance and other financial matters, including financial statements, the Company's internal control and management information systems, expenditures and budgets, and material transactions;

• risk management;

• policies and procedures; and

• communications and reporting.

Independence

All of the directors and director nominees of the Company are independent as defined under the Corporate Governance Disclosure Rules, except Daniel Dickson and Christine West, who are the Chief Executive Officer ("CEO") and former Chief Financial Officer ("CFO"), respectively, and therefore, are not independent.

Independence is in part a legal and regulatory construct. It is formally assessed annually and considered continually throughout the year to ensure the directors can act objectively and in an unfettered manner, independent of Management and free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Company's best interests.

Separate Chair of the Board and Chief Executive Officer

The Company has a separate Chair of the Board (Rex J. McLennan) and CEO (Daniel Dickson). Having an independent Chair of the Board enables non-management directors to raise issues and concerns for Board consideration without immediately involving Management. The Chair of the Board also serves as a liaison between the Board and senior management.

Board Composition and Experience

The following table sets out the skills and areas of expertise possessed by each of the director nominees together with information about the current Board's committee memberships. Additional information about each director nominee is contained in their relevant profile.

	Rex J. McLennan (Board Chair)	Margaret M. Beck	Ricardo M. Campoy	Daniel Dickson	Amy Jacobsen	Kenneth Pickering	Mario D. Szotlender	Angela Johnson	Total (of 8)
Health, Safety, Environment & Human Resources	■	■				■	■	■	5
Industry Experience	■	■	■	■	■	■	■	■	8

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Legal & Risk Management	■	■		■		■	■	■	6
Investor, Media, Government Relations	■	■		■		■	■	■	6
Information Technology	■	■		■		■	■		5
Banking & Capital Markets	■	■	■	■	■	■	■	■	8
Financial Accounting	■	■	■	■	■	■	■		7
Leadership	■	■	■	■	■	■	■	■	8

	Rex J. McLennan (Board Chair)	Margaret M. Beck	Ricardo M. Campoy	Daniel Dickson	Amy Jacobsen	Kenneth Pickering	Mario Szotlender	Angela Johnson	Total (of 8)
Committees
Audit Committee	■	Chair	■		■	■			5
Compensation Committee			Chair			■	■		3
CG&NC	Chair	■					■		3
Sustainability Committee	■				■	Chair	■		4
Terronera Special Committee		■	■		■	Chair			4

Summary of Directors' Qualifications and Expertise

The CG&NC has determined that the eight director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities.

Contacting the Board

Our Board values regular and constructive engagement with shareholders and encourages shareholders to express their views on governance matters directly to the Board. If you have questions regarding our governance practices, you can send them to the Chair of the Board at the following address:

Chair of the Board
Endeavour Silver Corp
PO Box 10328

1130-609 Granville Street
Vancouver, BC V7Y 1G5

If your question relates to a Board committee matter, please address your note to the Chair of the appropriate committee.

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Position Descriptions

Written position descriptions have been developed for the CEO, the Chair of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the CEO, Chair of the Board and respective Chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles. Copies of the position descriptions for the CEO, the Chair of the Board and the Chair of each committee of the Board are available on the Company's website at https://edrsilver.com/t/governance/.

In-camera Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of Management may attend only by invitation, and such invitations may only be extended for specific agenda items. The Board regularly holds in-camera meetings attended by the independent directors, in conjunction with Board meetings and each of its committee meetings. On certain occasions, the CEO is invited to attend part of the in-camera meeting to discuss specific items or address questions that arise in the in-camera meetings. During the year ended December 31, 2023, the independent directors held seven Board meetings and seven in-camera meetings. In addition, four in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other independent directors, as guests, and the Company's auditors, and three in-camera Compensation Committee meetings were held during the year that were attended only by the Compensation members, and other independent directors, as guests.

Meeting Attendance

Attendance for all members standing for re-election is disclosed in their relevant profiles. Ms. West, who is not standing for re-election, attended 4 of the 4 Board meetings from the time of her election to the Board on May 23, 2023, until December 31, 2023. Ms. West was not a member of any Board committees.

Board Orientation and Continuing Education

The Company's general education programs are overseen by the CG&NC. See "Nomination of Directors" and "Committees of the Board" below for the responsibilities of the CG&NC.

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with the Company and its business. New directors are provided with a comprehensive series of documents which includes, among other things, information about the duties and obligations of directors (including copies of the Code of Business Conduct and Ethics, Governance Guidelines and Board Mandate, Committee charters and the Company's policies), descriptions of our organizational structure, operational reports, strategic plans and budgets, compensation plans, investor presentations and copies of our most recent core public disclosure documents. New directors are expected to meet with members of senior management and attend site visits at our key properties within a reasonable period after joining the Board. New directors are also invited to sit in on meetings of committees of which they are not a member to get an understanding on how these committees operate.

Continuing education for all members of the Board is conducted primarily on an informal basis. Directors are encouraged to communicate with Management, internal and external auditors, and technical consultants, to keep themselves current with industry trends and developments and changes in legislation, with Management's assistance, and to attend related industry seminars and visit the Company's operations. Following initial onboarding, directors have full access to the Company's records and meet directly with Management as required. In August 2023, the Board approved a Director Education Policy to ensure that directors have the necessary knowledge and skills required for effective governance.

Directors also participate in ongoing education. In November 2023, all directors were in attendance at a Company arranged, third-party cybersecurity presentation, to further the directors' understanding of cybersecurity threats and risks.

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Directors are encouraged to visit the Company's operations, and the Company strives to have at least one Board meeting per year include a tour of a Company site. The Company's November 2023 Board meeting was held in Jalisco, Mexico, and most of the directors personally attended a tour of the Company's Jalisco site in Mexico. The Company also organizes site visits for directors, so they gain additional insights into various aspects of the Company's business and global operations. Site visits also give directors an opportunity to meet directly with management and other employees in those areas or regions. During 2023, certain members of the Terronera Special Committee also visited the Terronera Project in July and September.

The Company and its directors are members of the Institute of Corporate Directors and members are encouraged to seek continuing education. Rex J. McLennan completed the ICD Director's Education Program in 2013 and earned the ICD.D designation in June 2013.

The following table provides details regarding each director's continuing education during the year ended December 31, 2023:

Director	Course / Event
Rex J. McLennan (Chair)
  Attended course Chairing Boards by ICD
  Attended webinar ESG: Beyond Compliance to Strategic Opportunity for Boards by ICD
  Attended Board presentation: Understanding Cyber Security Risk and Your Role by Decision Point Advisors
  Site visit – Jalisco, Mexico (November 3 – 5, 2023)

Margaret M. Beck
  Attended Board presentation: Understanding Cyber Security Risk and Your Role by Decision Point Advisors
  Attended 19th Annual Mining Executive and Director Forum offered by KPMG
  Site visit – Jalisco, Mexico (July 11 - 13, 2023)
  Site visit – Jalisco, Mexico (September 24 - 26, 2023)
  Site visit – Jalisco, Mexico (November 3 – 5, 2023)

Ricardo M. Campoy
  Attended Precious Metals Summit Beaver Creek
  Attended Board presentation Understanding Cyber Security Risk and Your Role by Decision Point Advisors
  Site visit – Jalisco, Mexico (July 11 - 13, 2023)
  Site visit – Jalisco, Mexico (November 3 – 5, 2023)

Daniel Dickson
  PDAC Convention
  BMO Metal Conference
  Attended Board presentation:  Understanding Cyber Security Risk and Your Role by Decision Point Advisors
  Participated in management Cybersecurity Incident Response Workshop presented by Mirai Security Inc.
  Precious Metals Beaver Creek
  Annual Gold Forum
  Ethics – Threats and Safeguards by CPA Institute
  Site visit – Jalisco, Mexico (July 11 - 13, 2023)
  Site visit – Jalisco, Mexico (September 24 - 26, 2023)
  Site visit – Jalisco, Mexico (November 3 – 5, 2023)

Amy Jacobsen
  Attended webinar Boardroom Financial Essentials offered by ICD
  Attended Board presentation: Understanding Cyber Security Risk and Your Role by Decision Point Advisors
  Site visit – Jalisco, Mexico (November 3 – 5, 2023)

Kenneth Pickering
  Attended course Controlling Stormwater Runoff at Construction Sites offered by Cadistics Courseware
  Attended course Hydrogeology and Groundwater Management offered by Engineers and Geoscientists British Columbia
  Attended course Storm Water Pollution Prevention Planning offered by Engineers and Geoscientists British Columbia
  Attended webinar Underground Safety offered by the Canadian Institute of Mining, Metallurgy and Petroleum
  Attended Board presentation: Understanding Cyber Security Risk and Your Role offered by Decision Point Advisors
  Site visit – Jalisco, Mexico (July 11 - 13, 2023)
  Site visit – Jalisco, Mexico (September 24 - 26, 2023)
  Site visit – Jalisco, Mexico (November 3 – 5, 2023)

Mario D. Szotlender	Attended Board presentation: Understanding Cyber Security Risk and Your Role offered by Decision Point Advisors

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Acronyms used in this table:
ICD - Institute of Corporate Directors KPMG - KPMG International Limited

CPA - Chartered Professional Accountant

Board and Director Assessments
The CG&NC is tasked with assessing at least annually the effectiveness and contribution of the Board, its committees and individual directors. The assessment is conducted through formal, written questionnaires to each director. The CG&NC then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.

In February 2024, the CG&NC solicited feedback on a confidential basis from each director regarding the performance and effectiveness of the Board and each Board committee, as well as individual director performance and contribution, using third-party online evaluation questionnaires. The topics covered by the questionnaires included the director selection process, the conduct of meetings and the composition of the Board and committees, as well as peer review by each director of the conduct of the Board, the committees, and their respective members. The most recent report was delivered to the Board in March 2024.

Nomination of Directors
The Company's director nomination program is overseen by the CG&NC. The CG&NC annually reviews the skills, expertise, and other qualities the Board should collectively possess, and the skills, expertise and other qualities possessed by each director, to identify any gaps. This review was most recently completed in March 2024.

The CG&NC is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selection of new directors. While the CG&NC has the primary responsibility for identifying prospective directors, all qualified candidates proposed are considered. See "Corporate Governance and Nominating Committee" for a description of the responsibilities, powers and operation of the CG&NC.

Diversity Policy
The Company recognizes the value of diversity among its directors and Management and has adopted a diversity policy (the "Diversity Policy") as part of our efforts to create a diverse and inclusive corporate culture that solicits multiple perspectives, free of conscious or unconscious bias and discrimination. The Diversity Policy sets a target of achieving at least 30% representation of women on the Board by the Company's 2024 annual meeting of shareholders. Three of the Company's eight director nominees (37.5%) are women. Two of the Company's current directors have Latino background.

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Under the Diversity Policy, the CG&NC must consider various diversity criteria, including race and gender diversity, when assessing the optimal composition of the Board and recommending nominees to fill Board vacancies. In particular, the CG&NC must ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board positions, and may engage qualified, independent external advisors to conduct a search for candidates to help achieve diversity objectives, including gender diversity. If no women are selected from the list of candidates recommended for a Board position, the Board must have objective reasons to support such a determination. A copy of the Diversity Policy is available on our website at https://edrsilver.com/t/governance/.

The Company has not adopted a target regarding women in executive officer positions of the Company. Currently 25% of the Company's executive officers are female. Pursuant to the Diversity Policy, Management of the Company will seek to have at least one woman candidate under consideration for any new senior management positions to be filled.

If all director nominees are elected at the Meeting, the Company will have achieved the target of 30% female directors in 2024 with three directors on the Board of eight directors being women (37.5%). The Board and Management will consider executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender.

The Company uses best practices to obtain sufficient applicants for open officer positions, including web postings on leading job sites, engaging search and recruitment firms and a number of other recruitment tools.

	Rex J. McLennan (Board Chair)	Margaret M. Beck	Ricardo M. Campoy	Daniel Dickson	Amy Jacobsen	Kenneth Pickering	Mario Szotlender	Angela Johnson	Total (of 8)
Board Composition
Gender: Male	■		■	■		■	■		5 (62.5%)
Gender: Female		■			■			■	3 (37.5%)
Independent	■	■	■		■	■	■	■	7 (87.5%)
Demographic Background
Hispanic or Latino			■				■		2 (25%)
Caucasian	■	■		■	■	■		■	6 (75%)

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Director Term Limits and Retirement
The Company has not adopted director term limits or other formal mechanisms for Board renewal. The Company believes that its Board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In this respect, through the CG&NC and the annual board assessment process, the Board can consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board and recommend changes to best meet those needs.

Further, the Company makes long-term investments in mining projects and the Board believes that the ongoing industry experience and the corporate memory and perspective of long-serving directors with the Company gained through multiple commodity price cycles as they affect the Company is of benefit to the Board. The continued involvement of directors who participate in the initial approval of projects through their development and operation phases also has significant advantages. In addition, the CG&NC believes that other policies of the Board, including the Board and director self-assessment process, provide effective mechanisms to promote periodic Board renewal.

NYSE Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of NYSE, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002.

Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to ensure a representative vote. The Company's quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: The Company will follow TSX rules for shareholder approval of new issuances of its common shares and for the approval of equity plans. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm's length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The Company will also follow TSX rules for shareholder approval of the Company's equity compensation plans rather than NYSE requirements. Under NYSE rules, shareholder approval is required for all equity compensation plans and any material revisions thereto. For "Rolling" or "evergreen" equity plans, like the Company's, which reserve a set percentage of the Company's issued and outstanding shares under the plan, each increase pursuant to such formula is subject to shareholder approval unless the plan has a term of not more than ten years. TSX rules provide that all security-based compensation arrangements must be approved by a listed issuer's security holders at a meeting. This applies not only to plans, but also to individual stock options and entitlements not granted pursuant to an arrangement. Security holder approval is also required for any amendment to an arrangement or entitlement (e.g. an individual option or award), unless the plan permits such amendment without security holder approval. For evergreen plans, the TSX requires shareholder approval within three years after institution and within every three years thereafter.

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In addition, the Company may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Company shall make the disclosure of such transactions available on the Company's website at www.edrsilver.com.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on NYSE. In addition to having a separate Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and section 303A.06 and 303A.07 of the NYSE Listed Company Manual, the Company's Board has established a separately designated (i) Compensation Committee that materially meets the requirements for a compensation committee under section 303A.05 of the NYSE Listed Company Manual, as currently in force, and (ii) a CG&NC that materially meets the requirements for a nominating committee under section 303A.04 of the NYSE Listed Company Manual. Each of the Compensation and the CG&NC is comprised of directors who meet independence requirements under Canadian National Instrument 52-110 - Audit Committees and the relevant sections of the NYSE Listed Company Manual.

Committees of the Board

The current standing committees of the Board are: a) the Audit Committee, b) the CG&NC, c) the Compensation Committee and d) the Sustainability Committee to assist the Board in carrying out its various oversight responsibilities. Committee membership is reviewed by the CG&NC annually and any proposed changes are recommended to the Board for approval.

Each committee has a written charter describing its purpose, organisation, powers, and responsibilities. The committee charters are reviewed annually to ensure they remain appropriate for the Company and are consistent with market practice and applicable law. Any changes to the charters are reviewed by the relevant committee, the CG&NC, and the Board. Copies of the Board Mandate and the charters of each committee can be found on the Company's website at https://edrsilver.com/t/governance/.

In August 2023, the Board constituted the ad hoc Terronera Special Committee to provide independent oversight and support to the management of the Terronera project.

Audit Committee

The Audit Committee is responsible for overseeing the policies and practices relating to the quality and integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding corporate assets, reliability of the information, and compliance with policies and laws. The Audit Committee's role is to support the Board in meeting its responsibilities to shareholders of the Company, review and establish the independence of the external auditors, facilitate effective communication between management and the external auditors, provide a link between the external auditors and the Board, and increase the integrity and objectivity of financial reports and public disclosure. For more information about the Audit Committee, please refer to the section "Audit Committee" in our AIF for the year ended December 31, 2023, which is available on the Company's website, on SEDAR+ and on EDGAR. The full text of the Audit Committee Charter is available for viewing on the Company's website at https://edrsilver.com/t/governance/.

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Membership and Independence
The Audit Committee is currently comprised of Margaret M. Beck (Chair), Ricardo M. Campoy, Rex J. McLennan, Kenneth Pickering, and Amy Jacobsen, all of whom are independent. The profiles for each committee member set out in the "Nominees for Election of Directors" section describe each member's relevant knowledge and experience to serve on the Audit Committee and ensure appropriate completion of its charter.

Experience and Financial Literacy
All members of the Audit Committee are considered financially literate. "Financially literate" means that each member can read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

Cybersecurity
Our Company's cybersecurity program focuses on ensuring the security and continuity of our business operations. We have adopted a formal IT security standard and utilize independent third parties to benchmark our IT systems and processes against it. We provide ongoing education and training for our workforce, including senior management and the Board. Management provides regular quarterly updates to the Audit Committee regarding the Company's cybersecurity program including changes in potential cybersecurity risks and corresponding mitigation plans.

Corporate Governance & Nominating Committee

The CG&NC is responsible for, among other things, developing and recommending to the Board corporate governance principles applicable to the Company and identifying and recommending qualified individuals for nomination to the Board. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. The CG&NC is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. The full text of the CG&NC Charter is available for viewing on the Company's website at https://edrsilver.com/t/governance/.

The CG&NC is tasked with the following corporate governance responsibilities:

a) reviewing and reassessing at least annually the adequacy of the Company's corporate governance procedures and recommending any proposed changes to the Board for approval;

b) reviewing and reassessing the adequacy of the CG&NC Charter annually and recommending any proposed changes to the Board for approval;

c) annually reviewing its own performance;

d) reviewing and recommending changes to the Board of the Code and considering any requests for waivers from the Code;

e) reviewing annually or more often if appropriate:

i. CG&NC members' qualifications and requirements,

ii. CG&NC structure (including authority to delegate) and

iii. CG&NC performance (including reporting to the Board); and

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f) making recommendations to the Board, as appropriate based on its review.

The CG&NC is tasked with the following director nomination responsibilities:

a) recommending director candidates to the Board for consideration;

b) reviewing and making recommendations to the Board in respect of director resignations tendered pursuant to the Majority Voting Policy;

c) reviewing and recommending to the Board on an annual basis succession planning, leadership development and initiatives of the Company, which includes monitoring the progress and development of the Company's executive officers in accordance with the succession plans and annually reviewing the adequacy of succession candidates to foster timely and effective officer continuity;

d) periodically reviewing the Company's executive management organizational structure and any proposals for changes to such structure, and recommending any significant organizational changes to the Board; and

e) recommending to the Board for approval any share ownership guidelines for senior executives and, on an annual basis, reporting to the Board the status of participant compliance with the Company's share ownership guidelines.

Membership and Independence
The CG&NC is currently comprised of Rex J. McLennan (Chair), Margaret M. Beck and Mario D. Szotlender, all of whom are independent.

Compensation Committee

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The full text of the Compensation Committee Charter is available for viewing on the Company's website at https://edrsilver.com/t/governance/.

The Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:

• review and assess the adequacy of the Compensation Committee Charter annually;

• review the adequacy and form of compensation of senior management and ensure that the compensation realistically reflects the risks and responsibilities of such positions;

• review and recommend to the Board for approval policies relating to compensation of the Company's senior management and directors;

• review the performance of the Company's senior management and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's senior management;

• review and approve the corporate goals and objectives relevant to the compensation of the CEO, the Chief Operating Officer of the Company ("COO") and the CFO and other officers, evaluate their performance in light of these goals and objectives, and set their compensation based on this evaluation;

• review and make recommendations to the Board with respect to pension, stock option and other incentive plans for the benefit of senior management;

• oversee the administration of the Company's long-term incentive plans;

• review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of such positions and fix the amount and composition of compensation to be paid to members of the Board and the Board committees;

• review the design and competitiveness of the Company's compensation and benefit programs generally;

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• report to the Board of Directors on all matters reviewed and recommendations made by the Compensation Committee;

• review and pre-approve the Company's executive compensation disclosure; and

• follow the process established by it for all committees of the Board for assessing the performance of the Compensation Committee.

In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Membership and Independence
The Compensation Committee is currently comprised of Ricardo M. Campoy (Chair), Kenneth Pickering and Mario D. Szotlender, all of whom are independent.

Sustainability Committee

The Sustainability Committee is responsible for assisting the Board with its oversight responsibilities with respect to ensuring that appropriate policies, systems and personnel are in place to support safe and sustainable business practices in the conduct of the Company's activities, and to maintain high standards of practice, including Health, Safety and Environmental ("HSE") management standards together with the three pillars of the Company's Sustainability Strategy: People, Planet and Business ("PPB"). The Sustainability Committee provides oversight of the PPB areas together with HSE matters and the development, approval and implementation of policies, standards, systems and responsible HSE work practices in all the Company's activities that affect employees, contractors and stakeholders. The full text of the Sustainability Committee Charter is available for viewing on the Company's website at https://edrsilver.com/t/governance/.

Membership and Independence
The Sustainability Committee is currently comprised of Kenneth Pickering (Chair), Rex J. McLennan, Mario D. Szotlender, and Amy Jacobsen, all of whom are independent.

Terronera Special Committee

The Terronera Special Committee has the responsibility of providing independent oversight and support to the management of the Terronera Project. This includes reviewing project progress, advising on necessary actions, assessing project risk management procedures, and conducting periodic site visits to monitor development and performance. Additionally, the Terronera Special Committee is tasked with reviewing and recommending changes to its own charter on an annual basis.

Membership and Independence
The Terronera Special Committee is currently comprised of Kenneth Pickering (Chair), Margaret Beck, Ricardo Campoy, and Amy Jacobsen, all of whom are independent.

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Commitment to Responsible Mining

Mission and Values
Our mission is to find, build, and operate quality silver mines in a sustainable way to create value for our stakeholders. By continually improving what we do and how we do it, we aim to make a positive difference in peoples' lives.

Our ICARE values are the guideposts that shape everyday actions for management, our employees and business partners that are central to our culture and an essential element of our success.

The acronym ICARE stands for Integrity, Care, Attitude, Reliability and Excellence, which are the five values defined by our leadership team along with our employees, that unite us.

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Sustainability at Endeavour Silver
Endeavour Silver's commitments to responsible mining guide our Sustainability strategy. Protecting the health and safety of our workforce and our host communities is our primary responsibility. We respect the rights of our workforce, Indigenous peoples and host communities and seek to bring long-term social and economic benefits to the regions in which we work. We have the policies, procedures and controls in place to ensure our workforce and suppliers are acting ethically and in accordance with regulations, and we strive to both minimize and mitigate the potential environmental impacts of our activities.

All of Endeavour Silver's policies and governance frameworks are available for review on the Company's website at https://edrsilver.com/t/governance/. Policies integral to executing the Company's Sustainability strategy, most of which were reviewed and enhanced in 2022, include:

• Code of Conduct & Business Ethics

• Anti-Bribery & Anti-Corruption Policy

• Sustainability Policy

• Human Rights Policy

• Diversity Policy

2022-2024 Sustainability Strategy
Our Sustainability Strategy 2022-2024 builds upon our experience and achievements. It conveys our commitment to caring for people, our shared planet, and the sustainability of our business. It's an extension of our caring values that define our team culture. The strategy creates a clear map and compass to guide our efforts going forward. We have increased our ambitions, set targets, and responded to the issues that matter to our stakeholders. Our strategy depends on increased cooperation. By sharing our experiences, learning from other organizations and engaging with our partners, we can mine a more sustainable tomorrow.

Climate Report
On May 9, 2023, the Company published its inaugural Climate Action Report aligned with the Task Force on Climate-related Financial Disclosures (TCFD) framework, entitled "Our Climate Journey". The report summarizes Endeavour Silver's early efforts towards better understanding and addressing climate change risks, impacts and opportunities relevant to our business. We have aligned our climate disclosures to the recommended framework published by the TCFD. To that end, we have structured the report around the TCFD's core elements: governance, strategy, risk management, and metrics and targets.

The Climate Action Report provides detailed information regarding the governance framework and standards, methodology and metrics and targets applicable to the Company's GHG emissions reduction strategy. The report is available for review and download on our website at https://edrsilver.com/t/climate-report/.

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Compensation of Executive Officers and Directors

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

1) the Company's CEO;

2) the Company's CFO;

3) each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company's most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and

4) each individual who would be an NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company's financial year ended December 31, 2023, the NEOs of the Company were Daniel Dickson (CEO), Christine West (CFO), Donald Gray (Chief Operating Officer (COO)), Gregory Blaylock (Vice President, Operations ("VP, Operations")), and Luis Castro (Senior Vice President Exploration ("Senior VP, Exploration")).

Compensation Discussion and Analysis

General

The Company's executive compensation program is overseen by the Compensation Committee. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company's executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to attract, retain, encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are targeted within a 20% range of the 50th percentile to be competitive with the base salaries paid by benchmarked mining companies with comparable revenues and asset bases to that of the Company. See "Base Salary".

For 2023, total direct compensation ("Total Direct Compensation") for each of the NEOs, as well as for executive officers as a whole, consisted of a base salary, along with short term incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options and performance share units ("PSUs"). The targeted Short-Term Incentive Plan of the Company ("STIP") and Long-Term Incentive compensation ("LTI") are directly tied to corporate and individual performance. Total Direct Compensation is targeted at 75th percentile of the Benchmark Group (as defined herein). Actual compensation is positioned above or below target as performance warrants. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options and PSUs, thereby increasing the mutuality of interest between executive officers and shareholders.

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No NEO or director is permitted to purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or director.

The Compensation Committee and the Board have considered the implications of risks associated with the Company's compensation policies and practices. Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Compensation Committee carefully considers potential risks. Annually, the Compensation Committee assesses the potential risks associated with compensation programs as they relate to short term and long term decision-making by the Company's executives. A number of business risks were assessed and considered, while significant items included:

• Achieving safety results and meeting environmental requirements

• Resource estimation and reserve determination

• Achievement of annual production and cost targets in balance with long-term development requirements at our operations

• Appropriate stewardship of the Company's financial position

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features. As a result of the review, neither the Compensation Committee nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company. The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

• Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of safety, growth, and operating performance and are approved by the Compensation Committee, providing a balanced focus on immediate objectives without sacrificing the growth required to sustain the business. Base salaries are market competitive, thus reducing an over-reliance on variable compensation.

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• Audit of key measurable balances: Significant targets involving estimates are verifiable by external parties, while measurable inputs are disclosed and assessed by the Compensation Committee when necessary.

• Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.

• Funding of incentive programs: The STIP is funded with current cash. The LTI program is funded by the issuance of options and performance share units. Both the STIP and LTI program may be changed, amended or suspended at any time at the Board's sole discretion. Our stock option and share unit plans limit the number of compensation shares that may be issued.

• Control features/plan governance: Goals and metrics are reviewed by the Compensation Committee and approved by the Board. Final award payout levels and cash incentives to key executives for 2023 were reviewed by the Compensation Committee and approved by the Board, either of which may have exercised their discretion to alter the award amounts.

• Time horizon of payments or realization of value: STIP awards for 2023 were made in March 2024, following the performance year. The LTI program option awards vest over two years and have a five-year life. The recipients of these awards realize an increase or decrease in value based on share price. The LTI PSUs vest, subject to performance criteria, three years after grant date.

• Restrictions on hedging and derivative trading: Company's executives are prohibited from engaging in hedging or derivative trading with our securities.

In support of our goal of aligning CEO and shareholder interests and discourage undue and excessive risk, in March 2016, the Board adopted a guideline of requiring the CEO of the Company to meet minimum share ownership requirements. The CEO share ownership guideline is to maintain the guideline amount at two times the CEO's annual base salary. See also "Director Compensation - Retainer Fees" for minimum share ownership requirements adopted for non-employee directors of the Company.

Base Salary

The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company. The Compensation Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. In 2013, the Compensation Committee initially retained Willis Towers Watson to provide independent analysis to support the Compensation Committee's process and analysis on executive and director compensation. Willis Towers Watson benchmarked the competitiveness of the compensation arrangements for the Company's executives and directors against a peer group of mining companies with similar qualitative and quantitative operating characteristics.

In 2020, the Compensation Committee retained Willis Tower Watson to review and update the historical analysis, including a review of base salary, STIP and LTI benchmarks and update of the peer group historically established. Based on the 2020 salary review, the 2021 NEOs' compensation was generally positioned within 10% of the targeted reference point of the 50th percentile.

In 2022, the Compensation Committee retained Southlea Group to review and update the historical analysis, including a review of base salary, STIP and LTI benchmarks and update of the peer historical group. In 2022, the benchmark group was updated to the current market and company circumstances while the target ranges previously established for base salary, STIP incentives and LTI incentives remained relatively unchanged.

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The Company incurred the following fees in connection with its engagement of compensation consultants over the past two years:

Year	Executive Compensation Related Fees (C$)	All Other Fees (C$)
2023	Nil	Nil
2022	42,000	Nil

In 2022, the 15 companies in the benchmark group (the "Benchmark Group") were:

Aris Mining Corporation	Gatos Silver Inc.	MAG Silver Corp.
Aura Minerals Inc	GoGold Resources Inc.	McEwen Mining Inc.
Calibre Mining Corporation	Gold Resource Corporation	Orla Mining Ltd.
First Majestic Silver Corp.	Hecla Mining Ltd.	Silvercorp Metals Inc.
Fortuna Silver Mines Inc.	Jaguar Mining Inc.	Victoria Gold. Corp.

Based on the 2022 market analysis, the NEOs' base salaries were positioned around the 50th percentile on average in 2022 and total direct compensation, which includes STIP and LTIP targets, were positioned around the 75th percentile on average in 2022.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The STIP is designed to provide for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures. The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year. The objectives of the STIP are to align the individual contribution with Company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:

1. Target Eligible Bonus

2. Corporate and Department Percent Target Award Levels ("Percent Target Award Levels")

3. Individual Performance Factor

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The award formula is as follows:

Calculate	How Calculated
Corporate Incentive =	Target Eligible Bonus x Corporate achievement x Corporate weight for that executive
Individual Incentive =	Target Eligible Bonus x Individual achievement x Individual weight for that executive
STIP =	Corporate Incentive + Individual Incentive

The Target Eligible Bonuses for the NEOs for the performance for the past, current and upcoming years are as follows:

Position	2022 Target Eligible Bonus (% of Base Salary)	2023 Target Eligible Bonus (% of Base Salary)	2024 Target Eligible Bonus (% of Base Salary)
CEO	80%	80%	80%
CFO	75%	75%	75%
COO	75%	75%	75%
VP, Operations	55%	55%	50%
Senior VP, Exploration	60%	60%	60%

The Percent Target Award Level is based on combined corporate and department goals for the Company. The achievement for corporate and department goals can range from 0% to 200% of the target weighting, depending on the specific goals and actual performance relative to target. In aggregate, the maximum achievement for the corporate and department goals is 150% of the target weighting. In addition, the STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and include a factor up to 75% weighting ("other corporate goals"). Therefore, the overall maximum Percent Target Award Level is 225% of the target weighting (150% + 75%).

The Individual Performance Factors represent a weighted portion of corporate goals and specific individual goals on the overall STIP award and are determined by the Compensation Committee and take into consideration the following: (i) the individual's performance; (ii) department performance; and (iii) overall impact to the Company's results.

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The specific corporate and department goals with corresponding weighting and achievement for 2023 were as follows:

CORPORATE GOALS	WEIGHTING	TARGET	ACHIEVEMENT
Sustainability	5.0%	Maintain mine reportable incident rate below factor of 1.5	5.0%
	10.0%	No fatalities	10.0%
	2.5%	Zero material discharges or harmful spills	2.5%
	7.5%	Advance three year sustainability strategy	7.5%
Production	5.0%	Meet production targets	5.0%
Development/Exploration	5.0%	Meet development metre targets	0.0%
	5.0%	Replace silver equivalent resources at operations	0.0%
	5.0%	Increase silver equivalent resources on greenfield projects	5.0%
	15.0%	Advance Terronera development on budget and timeline	15.0%
	5.0%	Advance scoping studies/permits at Pitarrilla or Parral	0.0%
	10.0%	Significant acquisition / divestiture	10.0%
All-In Sustaining Cash Costs	5.0%	Less than $20.00 AIS(1) cost per ounce	0.0%
Financial	5.0%	Meet budgeted EBITDA(2) per share	5.0%
	5.0%	Meet direct operating cost per tonne(2)	0.0%
	10.0%	Complete significant financing	10.0%
Target Weighting	100%	Percent Target Award	75.0%

1) All-in-Sustaining ("AIS") Cash Costs, Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Direct Operating Cost per Tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. AIS Cash Costs, EBITDA and Direct Operating Cost per Tonne are provided to investors and used by management as a measure of the Company's operating performance. See "Non-IFRS Measures" in the Company's MD&A for the year ended December 31, 2023 filed at www.sedarplus.ca for further information.

For 2023, the executive team achieved a Percent Target Award Level of 75% (as indicated in the table above). The Compensation Committee provided specific individual goals and targets with weightings for 2023 and assessed individual performance of the executive team compared to their respective specific targets. The Board of Directors has the discretion to adjust the individual results for each executive to reflect additional efforts. For 2023, the directors awarded a 5% discretionary increase to the CEO for the oversight and management of executive transitions and managing unforeseen challenges with the development of Terronera, resulting in an 80% award for the CEO. The Board of Directors also adjusted individual results for the CFO, COO, VP, Operations and Senior VP, Exploration resulting in the following Individual Performance Factors:

Position	Individual Performance Factor	Weighting Corporate/Individual
CEO	NA	100/0%
CFO	165%	80/20
COO	105%	80/20
VP, Operations	100%	60/40
Senior VP, Exploration	70%	60/40

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INDIVIDUAL	WEIGHTING	TARGET	ACHIEVEMENT
Chief Financial Officer	40.0%	Complete significant financing	40.0%
	25.0%	Significant acquisition / divestiture	25.0%
	20.0%	Ensure no material weakness in internal controls	20.0%
	15.0%	Tax planning strategies with significant impact	0.0%
	NA	Discretionary adjustment to reflect commitment to the Company and efficient transitioning of CFO role	80.0%
Chief Operating Officer	15.0%	Maintain mine reportable incident rate factor below 1.5	15.0%
	15.0%	Meet production targets	15.0%
	15.0%	$112 direct operating cost per tonne (excluding royalties/toll ore)	0.0%
	10.0%	Complete significant financing	10.0%
	40.0%	Advance Terronera development on budget and timeline	40.0%
	5.0%	Significant acquisition / divestiture	5.0%
	NA	Discretionary adjustment for change in management structure in Mexico and management of unforeseen challenges with the development at Terronera	20.0%
VP, Operations	15.0%	No fatalities	15.0%
	10.0%	Maintain mine reportable incident rate factor below 1.5	10.0%
	15.0%	Meet production targets	15.0%
	10.0%	Meet planned development meters	0.0%
	10.0%	All-in sustaining costs less than $20	0.0%
	30.0%	$112 direct cost per tonne (excluding royalties/toll ore)	0.0%
	10.0%	Ensure no material weaknesses in internal controls	10.0%
	NA	Discretionary adjustment to reflect identifying opportunities for safety and productivity improvements at Guanacevi, individual performance and cost targets being out of his control with joining mid-year	50.0%
Senior VP, Exploration	40.0%	Grow silver equivalent resources at greenfield projects	40.0%
	10.0%	Advance scoping studies/permits at Pitarrilla or Parral	0.0%
	40.0%	Replace silver equivalent resources at operations	0.0%
	10.0%	Significant acquisition / divestiture	10.0%
	NA	Discretionary adjustment for change in management structure in Mexico requiring increased leadership role and to reflect generation of corporate development initiatives	20.0%

Executive Compensation Clawback Policy

On November 3, 2023, the Board adopted an executive compensation clawback policy (the "Clawback Policy") designed to comply with Section 10D of the U.S. Exchange Act and the related rules and listing standards of NYSE. The Clawback Policy provides for the recovery of erroneously awarded incentive compensation in the event that the Company is required to prepare an accounting restatement of its financial statements filed with the United States Securities and Exchange Commission due to material noncompliance of the Company with any financial reporting requirements under the United States federal securities laws. The Clawback Policy is administered by the Board or, if so designated by the Board, the Compensation Committee of the Board. The Clawback Policy is set out in Schedule A to this Information Circular.

In the event that the Company is required to prepare an accounting restatement, the Company is required to promptly seek recovery of any excess incentive compensation granted, earned, vested or received (including bonuses or awards under the Company's short and long-term incentive plans) by executive officers during the three completed fiscal years immediately preceding the date on which the Company is required to prepare such accounting restatement.

The Board has sole discretion in determining the method(s) for recovering any excess incentive compensation, which may include: (i) reimbursement of prior incentive compensation; (ii) forfeiture of any incentive compensation contribution; (iii) offsetting the recovered amount from any future incentive compensation; (iv) any other remedial or recovery action permitted by law; and (v) some combination of the foregoing.

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The Company may not seek recovery to the extent its committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board, makes a determination that recovery would be impracticable and the following conditions are met: (A) the direct expense paid to a third party to assist in enforcing the Clawback Policy would exceed the amount to be recovered (and only after the Company makes a reasonable attempt to recover such erroneously awarded compensation, documents such reasonable attempt(s) to recover, and provides that documentation to NYSE), (B) recovery would violate home country law where that law was adopted prior to November 28, 2022 (and only after the Company obtains an opinion of home country counsel, acceptable to NYSE, that recovery would result in such a violation, and provides such opinion to NYSE), and

(C) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

The Clawback Policy applies to any incentive compensation received by executive officers for years commencing with the Company's 2023 financial year. Incentive compensation granted or received by executive officers prior to 2023 remain subject to the Company's prior Executive Compensation Clawback Policy dated March 9, 2016.

Option-based Awards

The Compensation Committee oversees the administration of the Stock Option Plan, as amended, of the Company (the "Stock Option Plan"). The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company's performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board. The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management's recommendations and who, once satisfied, provide their recommendation to the Board. The number of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company. Previous option grants to an optionee are not considered when considering new option grants to the optionee. The Compensation Committee's recommendation to the Board includes the number of options to be granted to independent directors and these options are typically issued once a year. The options generally have a term of five years and vest 20% every six months, beginning on the date of grant.

Willis Towers Watson assessed the market competitiveness of Total Direct Compensation for the Company's NEOs, including LTI compensation. It was recommended that LTI compensation be targeted as a percentage of Total Base Salary, which includes base salary. The LTI compensation for 2023 and 2024 has been targeted as follows:

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Position	2023 Target LTI Compensation (% of Base Salary)	2024 Target LTI Compensation (% of Base Salary)
CEO	165%	165%
CFO	150%	150%
COO	150%	150%
VP, Operations	100%	100%
Senior VP, Exploration	125%	125%

The Stock Option Plan presently includes the following provisions including after amendments to the Stock Option Plan in Amendment No. 6 to the Stock Option Plan ("Amendment No. 6") approved by the Board on March 26, 2024 - see "Approval of the Unallocated Options under the Stock Option Plan" and the copy of Amendment No. 6 and the amended and restated Stock Option Plan set out in Schedule B to this Information Circular:

• The Stock Option Plan provides for the issuance of options to directors, executive officers, employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company. Options are issued at the discretion of a committee of the Company's Board, which is presently the Compensation Committee.

• The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 5% of the issued and outstanding Common Shares at any time and from time to time.

• The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).

• The issuance to insiders of the Company of Common Shares, within any 12-month period pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).

• The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).

• The number of Common Shares that are issuable to non-employee or non-executive directors (collectively, "non- employee directors") under the Stock Option Plan and any other equity compensation plan of the Company shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) U.S.$150,000 worth of Common Shares annually per director, of which no more than U.S.$100,000 may be in the form of options.

• The exercise price per Common Share that may be purchased upon the exercise of an option will not be lower than the "Market Price" of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on TSX before the date of the option granted.

• An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the "Right") when entitled to exercise an option. The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price. The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.

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• Options granted may have a vesting period as required by the Board on a case-by-case basis. In the event a bona fide offer for shares is made to the optionee or to shareholders of the Company which include the optionee, which offer if accepted would result in the offeror becoming a control person of the Company, then such options held by the optionee would be immediately vested and exercisable. The automatic acceleration of vesting upon a change of control would occur only if the Stock Option Plan is not continued by the successor entity. If the Stock Option Plan is continued, then accelerated vesting would only occur if the participant is "terminated without cause" within six months from the date of the change of control.

• Options may be granted for a term not exceeding 10 years, subject to extension where the expiry date falls within a blackout period.

• Notwithstanding the expiry date of any option, the expiry date of an option shall be extended to the tenth trading day following the last day of a blackout period if the expiry date of the option would otherwise occur in a blackout period or within ten trading days of a blackout period.

• If an optionee ceases to be eligible to be a participant under the Stock Option Plan as a result of their termination for cause, then all options held by the optionee, whether vested or not, as at the termination date shall automatically and immediately expire and are cancelled and forfeited to the Company on the termination date.

• Except as may otherwise be set out in an optionee's employment agreement, where an optionee's employment terminates (for any reason other than death, for cause or retirement), then: (a) any options held by the optionee that are exercisable at the termination date continue to be exercisable by the optionee until the earlier of: (i) the date that is ninety (90) days after the termination date; and (ii) the date on which the exercise period of the particular option expires, or such date as is otherwise determined by the Board; (b) any options held by the optionee that are not yet vested at the termination date immediately expire and are cancelled and forfeited to the Company on the termination date; and (c) the eligibility of an optionee to receive further grants under the Stock Option Plan ceases as of the date that the Company or a subsidiary, as the case may be, provides the optionee with written notification that the optionee's employment is terminated, notwithstanding that such date may be prior to the termination date.

• If an optionee retires (as determined in accordance with the Company's retirement policy), such optionee may exercise vested options at any time during the unexpired term of the option. Options which have not fully vested at the retirement date immediately expire and are cancelled and forfeited to the Company.

• Shares subject to but not issued or delivered under an option which expires or terminates shall again be available for option under the Stock Option Plan.

• A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.

• An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.

• In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee's personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).

• The Board may alter, suspend or discontinue the Stock Option Plan or any option subject to the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

• Shareholder approval shall also be required for any amendment that (i) amends the amendment provisions of the Stock Option Plan, (ii) amends the Stock Option Plan to either remove or restrict provisions relating to non-employee director participation, and (iii) any other amendment which requires shareholder approval under the rules of the TSX or NYSE, as applicable.

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Subject to certain limitations as described in the Stock Option Plan, the Board has the authority to amend the Stock Option Plan without shareholder approval if and when it is advisable in the absolute discretion of the Board. Such amendments include, without limitation:

1. amendments of a "housekeeping" nature;

2. a change to the vesting provisions of options granted pursuant to the Stock Option Plan; and

3. a change to the termination provisions of options granted under the Stock Option Plan which does not entail an extension beyond the original expiry date.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan.

The Stock Option Plan includes a "U.S. Addendum" to the Stock Option Plan in order for the Stock Option Plan to permit the award to U.S. taxpayers of Options that can be either non-qualified stock options that do not meet the requirements of Section 422 of the United States Internal Revenue Code ("Nonqualified Options") or incentive stock options ("ISOs") that are qualified under Section 422 of the United States Internal Revenue Code (provided that the number of Common Shares available for granting ISOs under the Plan may not exceed 4,000,000). ISOs allow more favorable U.S. federal income tax treatment, in some circumstances, for participants in the Stock Option Plan who are subject to United States federal income tax. However, the Company may not be entitled to a compensation expense deduction when ISOs are exercised for purposes of the Company's United States corporate income taxes. The Stock Option Plan does not require that options awarded to United States participants in the Stock Option Plan be ISOs; the Company has discretion to award either ISOs or Nonqualified Options.

The policies of the TSX require that the unallocated entitlements under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer's shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last approved the unallocated options grantable under the Stock Option Plan at the annual general meeting held on May 12, 2021 and, accordingly, the next shareholder approval must be obtained by May 12, 2024.

As of December 31, 2023, the Stock Option Plan authorized the issuance of 5% of the then issued and outstanding Common Shares (being a total of 10,862,274 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As of December 31, 2023, based on there being outstanding options to purchase a total of 3,488,291 Common Shares (representing approximately 1.6% of the then outstanding Common Shares), 7,373,983 additional Common Shares (representing approximately 3.4% of the then outstanding Common Shares) were then available for future option grants under the Stock Option Plan.

Performance Share Unit Plan

From 2015 until the Company's adoption of a new Equity-Based Share Unit Plan (the "Share Unit Plan") effective March 23, 2021, the Company had a Performance Share Unit Plan, as amended ("PSU Plan"), under which was granted performance share units ("Old PSUs"). The purposes of the PSU Plan were to assist the Company in attracting, retaining and motivating employees and officers and to more fully align their economic interests with those of the shareholders of the Company.

The PSU Plan included the following provisions:

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• The Board could grant Old PSUs to employees or officers of the Company or a related entity of the Company. An Old PSU was a bookkeeping entry, denominated in Common Shares (generally on a one-for-one basis), that was credited to the Old PSU account of a participant under the PSU Plan.

• The maximum number of Common Shares which could be issued under the PSU Plan was 2,000,000 Common Shares, subject to adjustments as provided for in the PSU Plan.

• No more than 10% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis), could be issuable to insiders of the Company at any time through the PSU Plan and any other security-based compensation arrangement (including the Stock Option Plan).

• Within any one-year period, no more than 10% of the issued and outstanding Common Shares (on a non-diluted basis) could be issued to insiders of the Company through the PSU Plan and any other security based compensation arrangement of the Company (including the Stock Option Plan).

• Unless otherwise specified by the Board, Old PSUs granted were subject to a vesting schedule based on the achievement of performance targets which must be met within a performance period. The performance period could not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such Old PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive Common Shares or the amount payable in cash on redemption of vested Old PSUs.

• All vested Old PSUs will be redeemed on the redemption date, defined as the first day following the expiry of the performance period applicable to the Old PSU and, except as described below, the participant's employment has not been terminated.

• Old PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the Board in its sole discretion and, except as described below, the holder's employment has not been terminated prior to the expiry of the performance period.

• Vested Old PSUs are redeemable, at the election of the Board in its discretion, for Common Shares (generally on a one-for-one basis), a cash payment equal to the market value of a Common Share (generally on a one-for-one basis) as of the redemption date or a combination of cash or Common Shares. Market value of the Common Shares will generally be the closing price of Common Shares on the TSX on the trading day immediately before the redemption date.

• If an Old PSU is to be redeemed during, or within two trading days after, a trading blackout period imposed by the Company, the Old PSU shall be redeemed two trading days after the blackout period is lifted by the Company.

• If and when cash dividends are paid on Common Shares, additional Old PSUs will be credited to the participant's Old PSU account. The number of such additional Old PSUs will be determined by dividing the cash dividends that would have been paid to such participant if the Old PSUs held in the participant's Old PSU account were Common Shares as of the record date by the market value on the trading day after the record date.

• Old PSUs cannot be assigned or transferred to another person other than by will or by law if the Old PSU holder dies.

• If employment is terminated for any reason prior to the expiry of the performance period, all outstanding Old PSUs whether vested or not shall be forfeited and cancelled, except that in certain circumstances after a change of control or employment is terminated as a result of disability or the participant's death, the participant would continue to be entitled to payment on the date of termination of any Old PSUs that are vested on the termination date and any Old PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the performance period would be deemed to have vested on the termination date and the participant would be entitled to payment of such Old PSUs and the redemption date would be the date of termination. In addition, if the participant's employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of Old PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

• Any changes to the PSU Plan required approval of the shareholders of the Company, except that no shareholder approval was required for certain changes, such as changing the termination provisions of an Old PSU or PSU Plan as long as it did not extend beyond the original expiry date, making housekeeping changes such as correcting errors or clarifying ambiguities, or updating the PSU Plan to reflect changes in governing laws or stock exchange requirements.

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• The Board could (without shareholder approval) adjust or terminate any outstanding Old PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material and adverse effect on a holder of Old PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

• The termination of the PSU Plan would not affect any Old PSUs granted under the PSU Plan prior to the termination.

The Compensation Committee had recommended a minimum 25% of the LTIs be earned through Old PSU grants effective January 1, 2017, and for the currency of the PSU Plan.

As of December 31, 2023, out of the 2,000,000 Common Shares issuable under the PSU Plan, the total number of Common Shares issued or earned under the PSU Plan was 2,000,000 with all settled in Common Shares. The total number of Common Shares underlying outstanding unvested Old PSUs granted under the PSU Plan was nil (representing 0.0% of the then issued and outstanding Common Shares). Upon the Company's adoption of the Share Unit Plan effective March 23, 2021, the PSU Plan was phased out and no further awards of Old PSUs were to be granted under the PSU Plan.

Equity-Based Share Unit Plan

On March 23, 2021, the Board approved the Share Unit Plan for the Company which was then approved by the shareholders of the Company on May 12, 2021. Upon the implementation of the Share Unit Plan, the Company's existing PSU Plan and DSU Plan (as defined herein) were phased out and no new awards of share units were to be granted under those plans, respectively. The Share Unit Plan provides participants with the opportunity through share units ("SUs"), including restricted share units and PSUs, and through deferred share units ("DSUs") to acquire an ownership interest in the Company.

The Share Unit Plan authorizes the Board to grant SUs to executive officers, employees (including full-time and permanent part-time employees) and consultants of the Company and its subsidiaries, but not to its directors who are employees or executive officers of the Company. SUs will be subject to any combination of time-based vesting or performance-based vesting conditions as the Board shall determine from time to time. The Board may modify performance goals relating to any SU as necessary to align them with the Company's corporate objectives if there are subsequent changes in the Company's business, operations or capital or corporate structure. For executive officers, the granting of SUs is formula based dependent on the target LTI compensation. For employees, the granting of SUs is predominately formula based but may be adjusted and prior grant amounts may be considered.

The Share Unit Plan also authorizes the Board to grant DSUs to executive officers, employees (including full-time and permanent part-time employees) and consultants of the Company and its subsidiaries, as well as to its non-employee directors. DSUs may be subject to time-based vesting as the Board shall determine from time to time. DSUs will become payable at the time of an eligible participant's termination of office or employment with the Company. Currently, DSUs are only granted to non-employee directors and the granting of DSUs is formula based dependent on target compensation for annual grants and actual compensation for grants in lieu of cash for retainer fees.

SUs and DSUs do not require the payment of any monetary consideration to the Company. Instead, SUs and DSUs represent the right to receive Common Shares, or a payment representing the value of the Common Shares, or a combination thereof following the attainment of vesting criteria determined at the time of the award and, in the case of DSUs, an eligible participant's termination of office or employment with the Company.

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The key terms of the Share Unit Plan include the following:

• The Share Unit Plan is administered by the Board or by a delegated committee of the Board (collectively, the "Board" for the purposes of this summary of the Share Unit Plan).

• The maximum number of Common Shares that are issuable to settle SUs and DSUs under the Share Unit Plan shall not exceed 1.5% of the aggregate number of the Common Shares issued and outstanding from time to time, calculated on a non-diluted basis on the date of grant.

• The aggregate number of Common Shares that are issuable at any time to insiders pursuant to awards under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company (including the Stock Option Plan) cannot exceed 10% of the issued and outstanding Common Shares.

• The aggregate number of Common Shares that may be issued to insiders pursuant to awards under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company within a one-year period cannot exceed 10% of the issued and outstanding Common Shares.

• The aggregate number of Common Shares reserved for issuance to any one person under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).

• The number of Common Shares that are issuable to non-employee directors of the Company under the Share Unit Plan and any other equity compensation plan of the Company, excluding Common shares underlying DSUs issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees, shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) US$150,000 worth of Common Shares annually per Participant who is a non-employee director, including other equity awards granted under any of the Company's other equity-based compensation plans.

• The initial value of a SU or DSU will be equal to the "Market Price" of a Common Share as at the date of grant of the SU or New DSU. "Market Price" with respect to a Common Share on any date for the purposes of the Share Unit Plan is the volume weighted average trading price of the Common Shares for the five preceding trading days on TSX (or on NYSE if the Shares are not listed and posted for trading on TSX).

• No SU granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the SU was granted.

• No DSUs may be redeemed prior to the participant's termination nor after December 31st of the year following the year of such termination.

• Unless otherwise set forth in an award agreement, the Board may specify whether vested SUs or DSUs are to be settled pursuant to the share settlement and/or cash settlement procedures, with the default being share settlement if no settlement method has been so specified. If cash settlement is specified, the Company may either (a) pay the applicable cash amount from its treasury to the eligible participant or (b) issue that number of vested Common Shares to which the eligible participant is entitled to the order of a licensed securities broker who would then sell such Common Shares in the public market and deliver the net proceeds thereof to the eligible participant. If share settlement is elected, the Company will cause the vested Common Shares to be issued in certificated form to the eligible participant.

• If any settlement date for SUs or DSUs would otherwise occur during a blackout period, the settlement date would be extended to the 10th business day following the end of such blackout period.

• Unless otherwise determined by the Board, for retainer fees payable to non-employee directors, such director may elect to receive all or part of retainer fees in the form of DSUs by timely providing an election notice to the Company in accordance with the Share Unit Plan, specifying the percentage of retainer fees in respect of which the director elects to receive DSUs. Where the director has elected to receive such deferred fees, the last day of a financial quarter of the Company in which retainer fees are earned shall be deemed the date of grant.

• Unless otherwise determined by the Board, SUs and DSUs will be credited with dividend equivalents in the form of additional SUs and DSUs, respectively, as of each dividend payment date if and when any normal cash dividends may be paid on Common Shares. Upon the Company paying a dividend on the Common Shares, the number of SUs or DSUs in a participant's account shall be increased by a number equal to: (i) the amount of the dividend paid per Common Share multiplied by (ii) the number of SUs or DSUs in the participant's account, divided by (iii) the Market Price as at the date that the dividend is paid, with fractions computed to three decimal places. Dividend equivalents, if and when applicable, would vest in proportion to the SUs or DSUs to which they relate.

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• A participant under the Share Unit Plan may not sell, assign, or otherwise dispose of any award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.

• In the event of a "Change in Control" (as defined in the Share Unit Plan), and except as otherwise provided by the Board in an award agreement or by resolution, the Board shall take commercially reasonable efforts to have vested or unvested awards continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity ("Alternative Award"), as determined by the Board in its absolute discretion and in conformity with applicable tax provisions, and such awards shall not immediately vest solely as a result of the Change in Control, as defined in the Share Unit Plan. In the event that the Board is unable to cause awards to be so treated, the Board shall take commercially reasonable efforts to cause all unvested awards as at the effective date of the Change in Control ("CIC Date") to vest immediately prior to time of the Change in Control and any performance metric(s) will be deemed achieved at the greater of (i) the target level of achievement and (ii) the actual level of achievement as determined by the Board, acting reasonably, and to become payable as at such CIC Date.

• If the Company terminates a participant's employment for reasons other than for cause or a participant submits a "Resignation for Good Reason" (as defined in the Share Unit Plan) within 12 calendar months after a Change in Control: (a) each vested and exercisable award or Alternative Award then held by the participant shall remain exercisable for a period of 12 calendar months from the date of termination or such resignation and, thereafter, any such award or Alternative Award shall expire; and (b) each unvested and non-exercisable award or Alternative Award then held by the participant shall become exercisable upon such termination or such resignation and shall remain exercisable for a period of 12 calendar months from the date of such termination or such resignation and, thereafter, any such award or Alternative Award shall expire. In such event, the applicable timing of settlement of SUs and DSUs will be as set forth in the Share Unit Plan.

• Shareholder approval shall be required for any amendment that:

(a) removes or exceeds the limits under the Share Unit Plan on participation by insiders,

(b) increases the maximum number of Common Shares issuable under the Share Unit Plan, either as a fixed number or a fixed percentage of the Company's outstanding capital,

(c) amends the Share Unit Plan so as to permit grants of SUs to non-employee directors or amendments that increase limits previously imposed on non-employee director participation,

(d) allows for the transfer or assignment of awards other than as provided in the Share Unit Plan,

(e) amends the amendment provisions of the Share Unit Plan or

(f) otherwise requires shareholder approval under the rules of the TSX or NYSE, as applicable.

• Subject to the foregoing, the Board may, without shareholder approval, amend or suspend any provision of the Share Unit Plan, or terminate the Share Unit Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. The Board may make the following types of amendments without seeking shareholder approval:

(a) amendments of a "housekeeping" or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Share Unit Plan or to correct or supplement any provision of the Share Unit Plan that is inconsistent with any other provision of the Share Unit Plan,

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NYSE),

(c) changes to the vesting provisions or other restrictions applicable to any award, award agreement or the Share Unit Plan,

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(d) changes to the provisions of the Share Unit Plan, any award or award agreement relating to the expiration of awards, provided that the changes do not entail an extension beyond the original expiry date of such award,

(e) the cancellation of an award,

(f) amendments necessary to suspend or terminate the Share Unit Plan, or

(g) any other amendment to the Share Unit Plan or any awards that does not require shareholder approval under the rules of the TSX or NYSE.

• Subject to the terms and conditions in a participant's written employment or consulting agreement, or unless otherwise determined by the Board, upon "Termination" (as defined under the Share Unit Plan), SUs and DSUs will be treated as follows:

(a) if the participant's employment or service with the Company ceases by reason of a "Termination for Cause" (as defined in the Share Unit Plan), all previously credited SUs or DSUs not otherwise settled shall be terminated and forfeited immediately upon notification to the participant of such Termination for Cause; and

(b) if the participant's employment or service with the Company ceases by reason of the death, "Disability", "Retirement", voluntary resignation or "Termination without Cause" (capitalized terms as defined in the Share Unit Plan), all previously credited and unvested SUs or DSUs shall be terminated and forfeited immediately as of the date of any such event. All vested SUs or DSUs shall be settled according to the settlement methods provided in the Share Unit Plan.

Further to the above-mentioned policies of the TSX regarding security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder, the Company must obtain approval of the unallocated awards grantable under the Share Unit Plan by May 12, 2024.

In 2023, 471,000 SUs were granted by the Company under the SU Plan as part of management's LTI. The performance measure adopted for this award was based on the total return earned by a shareholder ("TSR") holding Common Shares of the Company at the end of a three-year period relative to the TSR of the Global X Silver Miners ETF (NYSE: SIL).

In 2023, 225,482 DSUs were granted by the Company under the SU Plan as part of independent director's long-term incentive.

As at December 31, 2023, the Share Unit Plan authorized the issuance of 1.5% of the then issued and outstanding Common Shares (being a total of 3,258,682 Common Shares as at that date) in connection with SUs and DSUs that were outstanding or that may be granted in the future. As of December 31, 2023, based on there being outstanding SUs and DSUs of 1,014,078 (representing approximately 0.47% of the then outstanding Common Shares), 2,244,604 additional Common Shares (representing approximately 1.03% of the then outstanding Common Shares) were then available for future grants under the Share Unit Plan.

Annual Burn Rate

The burn rate is the number of securities granted annually under each of the Company's security-based compensation arrangements, expressed as a percentage of the total number of Common Shares outstanding.

The Old PSUs issued under the PSU Plan during 2021 and the SUs issued under the Share Unit Plan in 2022 and 2023 are subject to a performance payout multiplier between 0% and 200%. The performance payout multiplier is based on the Company's TSR at the end of a three-year period relative to the Global X Silver Miners ETF (NYSE: SIL). For purposes of the table below, the performance multiplier is assumed to be 100%.

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Plan Name	2021	2022	2023
Stock Option Plan - Stock Options	0.49%	0.40%	0.55%
Performance Share Unit Plan - Old PSUs	0.19%	0.00%	0.00%
Share Unit Plan - SUs and DSUs	0.00%	0.23%	0.36%
Total Annual Burn Rate	0.68%	0.63%	0.91%

Compensation Governance

The Compensation Committee is comprised of three independent directors, Ricardo Campoy (Chair), Mario Szotlender and Kenneth Pickering. Messrs. Campoy, Szotlender and Pickering have human resource and compensation experience relevant to oversee and advise on the Company's executive compensation practices.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company's compensation policies or practices. The members have either in the past served or currently serve on compensation committees of other public mining companies.

The Compensation Committee's responsibilities, powers and operation are described in "Committees of the Board" - Compensation Committee".

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Common Shares of the Company for the period from January 1, 2019 to December 31, 2023 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Venture Precious Metals & Minerals (Sub Industry) Index. Dollar amounts in the following graph refer to Canadian dollars (C$).

	Dec. 31/19 (C$)	Dec. 31/20 (C$)	Dec. 31/21 (C$)	Dec. 31/22 (C$)	Dec. 31/23 (C$)
Endeavour Silver Corp.	$106.46	$218.71	$181.97	$148.98	$88.44
S&P/TSX Composite Index	$122.88	$129.76	$162.32	$152.83	$170.79
S&P/TSX Venture Precious Metals & Minerals (Sub Industry) Index	$174.80	$296.66	$205.20	$146.88	$97.73

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The performance shown by this graph is reflective of the Company's executive compensation during 2019 and 2020 with some divergence in 2021 and 2022, primarily due to fluctuations in the market value of precious metals. During most of this period, silver price was flat with the price increasing in the latter half of 2020, while the gold price increased significantly in 2019 and 2020 after consolidating for four years. During 2021 and 2022, silver and gold prices decreased from $26.49 and $1,891, respectively, at the opening of 2021 to $23.95 and $1,812, respectively, at the end of the 2022 which negatively impacted the Company's share price. During 2023 there was an increased divergence as there were modest increases in executive compensation as silver companies experienced contraction in share multiples during the year and the Company experienced significant industry wide cost pressures and a strengthened Mexican Peso. The Company retains an independent external advisory firm, to benchmark management compensation resulting in adjustments to appropriately position executive compensation amongst its peers. The STIP balanced approach allows short-term incentive to expand and contract with short-term performance, while the ultimate value to be realized from the long-term incentives is directly linked to share price performance. The grant date value of LTIs as summarized in the Summary Compensation Table make up a significant portion to total compensation for the NEOs allowing contraction and expansion of compensation to correlate with share performance. The Company's operating performance had been the primary driver for the Company's share performance compared to the indexes and, despite improved silver and gold prices from 2017 through 2019, NEOs' total compensation decreased because of the STIP design. For 2020 through 2022, there was an increase in the NEOs' compensation, primarily due to increased STIP, because of the improved operating performance of the Company during 2020, 2021 and 2022. During 2023 there was an increase in NEOs compensation, primarily to align with target compensation in relation to the Company's peer group.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company's three financial years ended December 31, 2023 by the NEOs.

Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Annual incentive plans(2)	Long- term incentive plans	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
DANIEL DICKSON CEO / CFO (9)	2023 2022 2021	407,569(3) 331,131(3) 329,974(3)	403,249(4) 298,177(4) 294,010(4)	325,636 294,744 291,530	260,889(5) 277,715(5) 222,261(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	1,397,343 1,201,767 1,137,775
CHRISTINE WEST CFO(8)	2023 2022 2021	266,772(3) 220,754(3) 210,318(3)	232,504(4) 183,876(4) 179,672(4)	189,818 181,972 178,158	186,106(5) 171,919(5) 124,817(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	875,200 758,521 692,965
DONALD GRAY COO	2023 2022 2021	314,939(3) 312,735(3) 339,025(3)	279,731(4) 253,451(4) 250,452(4)	229,091 256,299 251,040	191,359(5) 234,185(5) 230,801(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	1,015,120 1,056,670 1,071,318
GREGORY BLAYLOCK VP Operations(7)	2023	162,204(3)	174,379(4)	147,467	68,248(5)	Nil	Nil	(6)	552,298
LUIS CASTRO Senior VP, Exploration	2023 2022 2021	255,657(3) 220,754(3) 239,312(3)	167,112(4) 154,058(4) 152,449(4)	135,818 151,216 148,465	111,997(5) 136,213(5) 129,634(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	670,584 662,241 669,860

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1) The grant date fair value of each option granted during the years ended December 31, 2021, 2022 and 2023 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 65.57% (in 2021), 66.23% (in 2022) and 69.54% (in 2023); risk free interest rate of 0.69% (in 2021), 2.2% (in 2022) and 3.84% (in 2023); expected option life of 4 years (in 2021) and 4 years (in 2022) and 4 years (in 2023); and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the date of grant.

2) Comprised of performance bonuses earned during the indicated year and paid during and/or subsequent to the year end.

3) Amount paid/earned in C$ and translated to US$ at the yearly average exchange rate of C$1.00=US$0.7410 for 2023, C$1.00=US$0.7358 for 2022, and C$1.00=US$0.7977 for 2021. No compensation amount received by Mr. Dickson or Ms. West relate to their director roles.

4) Amounts represent the grant date fair market value of OLD PSUs or SUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date of C$1.00=US$0.7316 (based on the C$4.12 closing price of the Common Shares on TSX on that date) for 2023, C$1.00=US$0.7964 (based on the C$6.24 closing price of the Common Shares on TSX on that date) for 2022, and C$1.00=US$0.7891 (based on the C$6.90 closing price of the Common Shares on TSX on that date) for 2021.

5) Amount paid/earned in C$ and translated to US$ at the exchange rate at the time the award was submitted to the Compensation Committee for approval of C$1.00=US$0.7412 for 2023, C$1.00=US$0.7347 for 2022, and C$1.00=US$0.7786 for 2021

6) Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either C$50,000 or 10% of the NEO's total salary for the financial year.

7) Mr. Blaylock joined the Company on June 14, 2023.

8) Ms. West became CFO on May 12, 2021. She was previously Vice President, Controller of the Company. Ms. West stepped down as CFO effective January 1, 2024.

9) Mr. Dickson was CFO until May 12, 2021, when he became CEO.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards (including share appreciation rights) and share-based awards to NEOs outstanding as of December 31, 2023.

Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (1) ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (10) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Daniel Dickson	162,000(3) 256,000(3) 108,000(3) 115,000(4) 199,000(5)	2.44 1.61 5.20 4.71 3.11	March 4, 2024 March 2, 2025 March 5, 2026 March 24, 2027 March 7, 2028	Nil 88,831 Nil Nil Nil	54,000(7) 60,000(8) 60,000(9)	105,909 117,676 217,701	N/A
Christine West	15,600(3) 49,200(3) 66,000(3) 71,000(4) 116,000(5)	2.44 1.61 5.20 4.71 3.11	March 4, 2024 March 2, 2025 March 5, 2026 March 24, 2027 March 7, 2028	Nil 17,072 Nil Nil Nil	33,000(7) 37,000(8) 64,000(9)	64,722 72,5672 125,522	N/A
Donald Gray	60,000(3) 93,000(3) 100,000(4) 140,000(5)	4.22 5.20 4.71 3.11	September 15, 2025 March 5, 2026 March 24, 2027 March 7, 2028	Nil Nil Nil Nil	46,000(7) 51,000(8) 77,000(9)	90,219 100,025 151,018	N/A
Gregory Blaylock	88,000(6)	3.08	June 14, 2028	Nil	48,000(9)	94,141	N/A
Luis Castro	73,200(3) 55,000(3) 59,000(4) 83,000(5)	1.61 5.20 4.71 3.11	March 2, 2025 March 5, 2026 March 24, 2027 March 7, 2028	25,400 Nil Nil Nil	28,000(7) 31,000(8) 46,000(9)	54,916 60,799 90,219	N/A

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1) All option-based awards are made in C$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2023 exchange rate of C$1.00=US$0.7543.

2) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2023 (based on the C$2.60 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2023 exchange rate of C$1.00=US$0.7543.

3) Options are fully vested.

4) As of December 31, 2023, 80% of these options had vested and an additional 20% would vest on March 24, 2024.

5) As of December 31, 2023, 40% of these options had vested, and an additional 20% would vest on each of March 7, 2024, September 7, 2024 and March 7, 2025.

6) As of December 31, 2023, 40% of these options had vested, and an additional 20% would vest on each of June 14, 2024, December 14, 2024 and June 14, 2025.

7) Relates to Old PSUs, 100% of which vested on March 4, 2024.

8) Relates to SUs, 100% of which would vest on March 23, 2025.

9) Relates to SUs, 100% of which would vest on March 7, 2026.

10) The market value of the Old PSUs and SUs that have not vested is based on the market value of the Common Shares underlying the Old PSUs or SUs on December 31, 2023 (based on the C$2.60 closing price of the Common Shares on the TSX on that date) translated at the December 31, 2023 exchange rate of C$1.00=US$0.7543.

Incentive plan awards-value vested or earned during the year

The following table sets out information for the NEOs on value of incentive awards vested or earned during the fiscal year ended December 31, 2023.

Name	Option‑based awards – Value vested during the year ($)(1)	Share‑based awards – Value vested during the year ($)(2)	Non‑equity incentive plan compensation – Value earned during the year ($)
DANIEL DICKSON	Nil	983,219	260,889(3)
CHRISTINE WEST	Nil	355,889	186,106(3)
DONALD GRAY	Nil	Nil	191,359(3)
GREGORY BLAYLOCK	Nil	Nil	68,248(3)
LUIS CASTRO	Nil	530,817	111,997(3)

1) All option-based awards are made in C$. The value vested during the year has been translated at the yearly average exchange rate of C$1.00=US$0.7410.

2) All share-based awards related to Old PSUs and are made in C$. The value vested during the year has been translated at the yearly average exchange rate of C$1.00=US$0.7410.

3) Amount paid/earned in C$ and translated to US$ at the exchange rate of C$1.00=US$0.7411 in effect at the time awards were submitted to the Compensation Committee for approval.

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Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

During 2023, the Company had employment agreements or arrangements which included change of control provisions with each of the following NEOs (Daniel Dickson, Christine West, Donald Gray, Gregory Blaylock, and Luis Castro). The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2023, the total cost to the Company of related payments to the NEOs is estimated at C$4,859,769 (US$3,665,899). The table below summarizes the estimated incremental payments related to various termination scenarios assuming the events occurred on December 31st, 2023. Further details of the provisions for each NEO as of December 31, 2023 are described after the table. Canadian dollar denominated amounts have been translated using the December 31, 2023 exchange rate of C$1.00=US$0.7543.

Name	Termination without Cause (C$)	Voluntary Resignation(1) (C$)	Change-in-Control(2) (C$)
DANIEL DICKSON	902,000	Nil	1,578,923
CHRISTINE WEST	611,100	Nil	1,054,177
DONALD GRAY	683,188	364,438	1,525,015
GREGORY BLAYLOCK	292,083	Nil	338,237
LUIS CASTRO	323,610	Nil	363,418

1) Contingent upon providing three months' notice and on a best-efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors.

2) Payable in the event of termination within six months of a change in control.

During 2023, the Company had an employment agreement dated May 12, 2021 with Daniel Dickson (CEO) (the "CEO Agreement"). The CEO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of the CEO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for 12 months. In the event of termination within 6 months of a change in control, he would be entitled to receive an amount equal to twice of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of two years' vacation pay, and his outstanding stock options would remain in good standing for 12 months. The CEO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

During 2023, the Company had an employment agreement dated May 12, 2021 with Christine West (CFO) (the "CFO Agreement"). The CFO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of the CFO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to her then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of her accrued vacation pay, and her then vested stock options would remain in good standing for 12 months. In the event of termination within 6 months of a change in control, she would be entitled to receive an amount equal to twice of her then annual base salary, plus the cash equivalent of her accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of two years' vacation pay, and her outstanding stock options would remain in good standing for 12 months. The CFO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment. Effective January 1, 2024, Ms. West stepped down as CFO, in anticipation of her retirement effective March 31, 2024. The CFO agreement was amended to reflect the change of duties during the transitioning of duties and responsibilities associated with the position of CFO to the new CFO, who was appointed on January 1, 2024.

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During 2023, the Company had an employment agreement dated September 15, 2020 with Donald Gray (COO) (the "COO Agreement"). The COO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of the COO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for 12 months. In the event of the COO's voluntary resignation with three month's notice, he would be entitled to receive an amount equal to three months of his then annual salary, plus the pro rata amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his outstanding stock options would remain in good standing for three months. In the event of termination within 12 months of a change in control, he would be entitled to receive an amount equal to twice of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous two years' annual bonus and the cash equivalent of two years' vacation pay, and his outstanding stock options would remain in good standing for 12 months. The COO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

During 2023, the Company had an employment agreement dated June 9, 2023 with Gregory Blaylock (VP, Operations), and an employment agreement dated May 1, 2017 with Luis Castro (VP, Exploration) (collectively, the "VP Agreements"). Each VP Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of each VP Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to one-half of his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options (and PSUs, for Gregory Blaylock) would remain in good standing for six months. In the event of termination within six months of a change in control, he would be entitled to receive an amount equal to one-half of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of one year of vacation pay, and his outstanding stock options (and PSUs, for Gregory Blaylock) would remain in good standing for 6 months. The VP Agreements also contain non-competition and non-solicitation clauses effective during the term of employment.

Director Compensation

Discussion of Directors' Compensation

Up until 2013, the non-employee directors of the Company were primarily compensated by way of directors' fees and stock options. In 2013, deferred share units ("Old DSUs"), as described below, were granted to certain non-employee directors who elected to receive Old DSUs in lieu, in whole or part, of stock options and director's fees otherwise receivable.

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Deferred Share Unit Plan

In May 2013, the Board established a Deferred Share Unit Plan (the "DSU Plan") which has been phased out with the implementation of the Share Unit Plan in May 2021. The purposes of the DSU Plan were to promote a greater alignment of interests between non-employee directors and the shareholders of the Company and to provide a compensation system for non-employee directors that, together with any other compensation mechanisms of the Company, reflected the responsibility, commitment and risk accompanying Board membership.

The Board could, at its complete discretion, award such number of Old DSUs to an eligible director to provide appropriate equity-based compensation for the services the director renders to the Company. Unless otherwise determined by the Board, Old DSUs vested immediately and a director's entitlement to payment of such Old DSUs was not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

Old DSUs are paid in cash upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the director from the Board; (ii) the date of death of the director; and (iii) the date of removal of the director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the director is not an employee or director of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of Old DSUs, upon the occurrence of a change of control, all outstanding Old DSUs will become fully vested.

Retainer Fees

In December 2020, the Board determined that, effective January 1, 2021, meeting fees for Board and Board Committee meetings would be eliminated and replaced with an annual retainer for independent Board members. Effective January 1, 2023, the annual retainer was increased from C$55,000 to C$65,000. An additional annual retainer is also payable to the Chairman of the Board and the Chairman of each Committee of the Board. The fees are payable quarterly in cash or, if a director so elects, in equivalent value of DSUs or a combination of cash and DSUs, as at the grant date determined by the Board.

2023 Director Compensation	C$
Independent Board Member	65,000	Annual Retainer
Additional Retainer for Non-Executive Chairman	65,000	Annual Retainer
Additional Retainer for Chairman of the Audit Committee	17,500	Annual Retainer
Additional Retainer for Chairman of the Corporate Governance Committee	10,000	Annual Retainer
Additional Retainer for Chairman of the Compensation Committee	15,000	Annual Retainer
Additional Retainer for Chairman of the Sustainability Committee	15,000	Annual Retainer
Additional Retainer for Chairman of the Terronera Special Committee	16,000	Annual Retainer

The Company has no pension plan or other arrangement for non-cash compensation to the directors, except incentive stock options and DSUs.

In support of the Company's goal of aligning director and shareholder interests and discourage undue and excessive risk, all the Company's directors must meet minimum share ownership requirements. The required holdings may be satisfied through holdings of Common Shares or outstanding DSUs. The director share ownership guideline is to maintain the guideline amount at three times the directors' annual retainer. The directors must acquire at least C$195,000 in Common Shares and/or DSUs within five years of being elected.

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Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are NEOs) during the financial year ended December 31, 2023. For directors who are NEOs, see "Executive Compensation - Summary Compensation Table".

Name	Fees earned(1) ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
MARGARET M. BECK	66,534	100,157	Nil	Nil	Nil	Nil	166,691
RICARDO M. CAMPOY	64,682	100,157	Nil	Nil	Nil	Nil	164,839
AMY JACOBSEN	48,167	100,157	Nil	Nil	Nil	Nil	148,324
REX J. MCLENNAN	103,745	100,157	Nil	Nil	Nil	Nil	203,902
KENNETH PICKERING	66,481(4)	100,157	Nil	Nil	Nil	Nil	166,638
MARIO D. SZOTLENDER	48,167	100,157	Nil	Nil	Nil	Nil	148,324

1) Amounts paid/earned in C$ and translated to US$ at the yearly average exchange rate of C$1.00=US$0.7410.

2) Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date.

3) There were no Option-based awards granted to directors, other than directors who are NEOs.

4) $66,481 of this amount was settled with an aggregate of 26,144 DSUs granted under the SU Plan.

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Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards and share-based awards to directors of the Company (other than directors who are NEOs) that were outstanding as of December 31, 2023.

Name	Option-based Awards					Share-based Awards
	Number of securities underlying unexercised options (#)		Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
MARGARET M. BECK	18,500 19,59	(3)(4)	5.20 4.71	March 5, 2026 March 24, 2027	Nil Nil	Nil	N/A	373,542(5)
RICARDO M. CAMPOY	82,000	(3)	2.44	March 4, 2024	Nil	Nil	N/A	303,897(5)
	18,500	(3)	5.20	March 5, 2026	Nil
AMY JACOBSEN	Nil		N/A	N/A	Nil	Nil	N/A	104,679(5)
REX J. MCLENNAN	Nil		N/A	N/A	Nil	Nil	N/A	680,268(5)
KENNETH PICKERING	39,000 19,597	(3) (4)	1.61 4.71	March 2, 2025 March 24, 2027	13,533 Nil	Nil	N/A	699,822(5)
MARIO D. SZOTLENDER	82,000 18,500 19,59	(3)(3) (4)	2.44 5.20 4.71	March 4, 2024 March 5, 2026 March 24, 2027	Nil Nil Nil	Nil	N/A	533,135(5)

1) All option-based awards are made in C$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2023 exchange rate of C$1.00=US$0.7543.

2) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2023 (based on the C$2.60 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2023 exchange rate of C$1.00=US$0.7543.

3) Options are fully vested.

4) As of December 31, 2023, 80% of these options had vested, and an additional 20% would vest on March 24, 2024.

5) Represents the value of outstanding Old DSUs and DSUs, which were fully vested upon granting. The value of Old DSUs and DSUs is calculated using the closing price of the Common Shares of the Company on December 31, 2023 (based on the C$2.60 closing price of the Common Shares on the TSX on that date translated at the December 31, 2023 exchange rate of C$1.00=US$0.7543) times the number of Old DSUs and DSUs outstanding.

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The following table sets out information for directors of the Company (other than directors who are NEOs) on value of incentive awards vested or earned during the fiscal year ended December 31, 2023.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
MARGARET M. BECK	Nil	100,157	Nil
RICARDO M. CAMPOY	Nil	100,157	Nil
AMY JACOBSEN	Nil	100,157	Nil
REX J. MCLENNAN	Nil	100,157	Nil
KENNETH PICKERING	Nil	100,157	Nil
MARIO D. SZOTLENDER	Nil	100,157	Nil

1) All option-based awards are made in C$. The value vested during the year has been translated at the yearly average exchange rate of C$1.00=US$0.7410.

2) Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. All DSUs were fully vested upon granting. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date. Does not include vested DSUs granted to settle directors' fees otherwise payable in cash.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as of December 31, 2023.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan) (1)	3,488,291	C$4.24	7,373,983
Equity compensation plans approved by securityholders (PSU Plan) (2)	194,000	N/A	Nil
Equity compensation plans approved by securityholders (Share Unit Plan) (3)	1,014,078	N/A	2,244,604
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,696,369		9,618,587

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1) As of December 31, 2023, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 5% of the issued and outstanding Common Shares (being 10,862,274 Common Shares as of December 31, 2023).

2) As of December 31, 2023, the PSU Plan was phased out and no further Old PSUs were to be granted under the PSU Plan. Vested Old PSUs are redeemable, at the election of the Board in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date or a combination of cash or Common Shares. See "Compensation of Executive Officers and Directors - Executive Compensation - Performance Share Unit Plan."

3) As of December 31, 2023, the total number of Common Shares that may be reserved and authorized for issuance pursuant to SUs and DSUs awarded under the Share Unit Plan was 1.5% of the issued and outstanding Common Shares (being 3,258,682 Common Shares as of December 31, 2023). As at that date, 684,000 SUs and 330,078 DSUs were outstanding.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), has any material interest, direct or indirect, by way of beneficial ownership of securities of the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Indebtedness of Directors and Executive Officers

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2023 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

Additional Information

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.

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Audit Committee Disclosure

Pursuant to National Instrument 52-110 - Audit Committees, disclosure relating to the Company's Audit Committee is contained in Item 16.2 of the Company's AIF dated March 8, 2024 for the financial year ended December 31, 2023 filed on SEDAR+ on March 11, 2024.

DATED as of the 4th day of April, 2024.

BY ORDER OF THE BOARD

"Daniel Dickson"

DANIEL DICKSON

Director and CEO

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SCHEDULE "A"

Executive Compensation Clawback Policy

1. Introduction

The Board of Directors (the "Board") of Endeavour Silver Corp. (the "Company") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's compensation philosophy. The Board has therefore adopted this policy, which provides for the recovery of erroneously awarded incentive compensation in the event that the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirements under the federal securities laws (the "Policy"). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), related rules and the listing standards of the New York Stock Exchange (the "NYSE"), including but not limited to Section 811 of the NYSE American Company Guide, or any other securities exchange on which the Company's shares are listed in the future.

2. Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board (the "Committee"), in which case, all references herein to the Board shall be deemed references to the Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

3. Covered Executives

Unless and until the Board determines otherwise, for purposes of this Policy, the term "Covered Executive" means a current or former employee who is or was identified by the Company as the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Company's subsidiaries or affiliates) who performs similar policy-making functions for the Company. "Policy-making function" excludes policy-making functions that are not significant. "Covered Executives" will include, at minimum, the executive officers identified by the Company in its disclose prepared in response to either (i) Item 6.B of Form 20-F if the Company files its annual report with the United States Securities and Exchange Commission (the "SEC") on Form 20-F, or (ii) Item B.19 of Form 40-F if the Company files its annual report with the SEC on Form 40-F. For the avoidance of doubt, "Covered Executives" will include at least the following Company officers: Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President of Operations and Vice President of Exploration.

This Policy covers Incentive Compensation received by a person after beginning service as a Covered Executive and who served as a Covered Executive at any time during the performance period for that Incentive Compensation.

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4. Recovery: Accounting Restatement

In the event of an "Accounting Restatement," the Company will recover reasonably promptly any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, including transition periods resulting from a change in the Company's fiscal year as provided in Rule 10D-1 of the Exchange Act. Incentive Compensation is deemed "received" in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. Directors are strongly encouraged to attend director education programs that they deem appropriate based on their individual backgrounds. These programs should help them to stay abreast of developments in corporate governance and best practices relevant to their roles.

(a) Definition of Accounting Restatement

For the purposes of this Policy, an "Accounting Restatement" means the Company is required to prepare an accounting restatement of its financial statements filed with the Securities and Exchange Commission (the "SEC") due to the Company's material noncompliance with any financial reporting requirements under the federal securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period).

The determination of the time when the Company is "required" to prepare an Accounting Restatement shall be made in accordance with applicable SEC and national securities exchange rules and regulations.

An Accounting Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company's internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

(b) Definition of Incentive Compensation

For purposes of this Policy, "Incentive Compensation" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including, for example, bonuses or awards under the Company's short and long-term incentive plans, grants and awards under the Company's equity incentive plans, and contributions of such bonuses or awards to the Company's deferred compensation plans or other employee benefit plans that are not tax-qualified plans. For avoidance of doubt, Incentive Compensation that is deferred (either mandatorily or voluntarily) under the Company's non-qualified deferred compensation plans, as well as any matching amounts and earnings thereon, are subject to this Policy. Incentive Compensation does not include awards which are granted, earned and vested without regard to attainment of Financial Reporting Measures, such as time-vesting awards, discretionary awards and awards based wholly on subjective standards, strategic measures or operational measures.

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(c) Financial Reporting Measures

"Financial Reporting Measures" are those that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements (including non-GAAP financial measures) and any measures derived wholly or in part from such financial measures. For the avoidance of doubt, Financial Reporting Measures include stock price and total shareholder return. A measure need not be presented within the financial statements or included in a filing with the SEC to constitute a Financial Reporting Measure for purposes of this Policy.

(d) Excess Incentive Compensation: Amount Subject to Recovery

The amount(s) to be recovered from the Covered Executive will be the amount(s) by which the Covered Executive's Incentive Compensation for the relevant period(s) exceeded the amount(s) that the Covered Executive otherwise would have received had such Incentive Compensation been determined based on the restated amounts contained in the Accounting Restatement. All amounts shall be computed without regard to taxes paid.

For Incentive Compensation based on Financial Reporting Measures such as stock price or total shareholder return, where the amount of excess compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the Board will calculate the amount to be reimbursed based on a reasonable estimate of the effect of the Accounting Restatement on such Financial Reporting Measure upon which the Incentive Compensation was received. The Company will maintain documentation of that reasonable estimate and will provide such documentation to the applicable national securities exchange.

(e) Method of Recovery

The Board will determine, in its sole discretion, the method(s) for recovering reasonably promptly excess Incentive Compensation hereunder. Such methods may include, without limitation:

i. requiring reimbursement of Incentive Compensation previously paid;

ii. forfeiting any Incentive Compensation contribution made under the Company's deferred compensation plans;

iii. offsetting the recovered amount from any compensation or Incentive Compensation that the Covered Executive may earn or be awarded in the future;

iv. taking any other remedial and recovery action permitted by law, as determined by the Board; or

v. some combination of the foregoing.

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5. No Indemnification or Advance

Subject to applicable law, the Company shall not indemnify, including by paying or reimbursing for premiums for any insurance policy covering any potential losses, any Covered Executives against the loss of any erroneously awarded Incentive Compensation, nor shall the Company advance any costs or expenses to any Covered Executives in connection with any action to recover excess Incentive Compensation.

6. Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC or any national securities exchange on which the Company's securities are listed.

7. Effective Date

The effective date of this Policy is November 3, 2023 (the "Effective Date"). This Policy applies to Incentive Compensation received by Covered Executives on or after the Effective Date that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date. Without limiting the scope or effectiveness of this Policy, Incentive Compensation granted or received by Covered Executives prior to the Effective Date remains subject to the Company's prior Executive Compensation Clawback Policy dated March 9, 2016). In addition, this Policy is intended to be and will be incorporated as an essential term and condition of any Incentive Compensation agreement, plan or program that the Company establishes or maintains on or after the Effective Date.

8. Amendment and Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect changes in regulations adopted by the SEC under Section 10D of the Exchange Act and to comply with any rules or standards adopted by the NYSE or any other securities exchange on which the Company's shares are listed in the future.

9. Other Recovery Rights

The Board intends that this Policy will be applied to the fullest extent of the law. Upon receipt of this Policy, each Covered Executive is required to complete the Receipt and Acknowledgement attached as Schedule A to this Policy. The Board may require that any employment agreement or similar agreement relating to Incentive Compensation received on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any (i) other remedies or rights of compensation recovery that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, or similar agreement relating to Incentive Compensation, unless any such agreement expressly prohibits such right of recovery, and(ii) any other legal remedies available  to the Company. The provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 and other applicable laws.

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10. Impracticability

The Company shall recover any excess Incentive Compensation in accordance with this Policy, except to the extent that certain conditions are met, and the Board has determined that such recovery would be impracticable, all in accordance with Rule 10D 1 of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual or any other securities exchange on which the Company's shares are listed in the future.

11. Successors

This Policy shall be binding upon and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

12. Revisions

Approved by the Board on November 3, 2023.

Schedule A - EXECUTIVE COMPENSATION CLAWBACK POLICY
RECEIPT AND ACKNOWLEDGEMENT

I, _______________________________________________, hereby acknowledge that I have received and read a copy of the Executive Compensation Clawback Policy. As a condition of my receipt of any Incentive Compensation as defined in the Policy, I hereby agree to the terms of the Policy. I further agree that if recovery of excess Incentive Compensation is required pursuant to the Policy, the Company shall, to the fullest extent permitted by governing laws, require such recovery from me up to the amount by which the Incentive Compensation received by me, and amounts paid or payable pursuant or with respect thereto, constituted excess Incentive Compensation. If any such reimbursement, reduction, cancelation, forfeiture, repurchase, recoupment, offset against future grants or awards and/or other method of recovery does not fully satisfy the amount due, I agree to immediately pay the remaining unpaid balance to the Company.

Signature	Date

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SCHEDULE "B"

Amendment No. 6

to the Stock Option Plan

of
Endeavour Silver Corp.

(as approved by the Board of Directors of Endeavour Silver Corp.

as of March 26, 2024, subject to applicable regulatory and shareholder approvals)

The Stock Option Plan of the Company shall be amended as follows:

1. Section 5.01 be deleted in its entirety and be replaced as follows:

"5.01 The maximum term of any Option will be 10 years, subject to extension where the expiry date falls within a Blackout Period, as provided for in Section 5.02."

2. Section 5.02 be deleted in its entirety and be replaced as follows:

"5.02 Notwithstanding the expiry date of any Option, such expiry date of the Option shall be extended to the tenth Trading Day (as hereinafter defined) following the last day of a Blackout Period (as hereinafter defined) if the expiry date would otherwise occur in a Blackout Period or within ten Trading Days of a blackout period. The following requirements are applicable to any such automatic extension provision:

(a) the Blackout Period shall be formally imposed by the Company;

(b) the automatic extension of the expiry date of a participant's Option shall not to be permitted where the participant or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company's securities; and

(c) the automatic extension shall be available to all eligible participants under the Plan under the same terms and conditions.

"Blackout Period" means a period of time during which the participant cannot exercise an Option or sell Shares due to applicable law or policies of the Company in respect of insider trading. "Trading Day" means any day when trading occurs through the facilities of the TSE;"

3. Section 8 be deleted in its entirety and replaced as follows:

"8. Death and Termination of Employment

8.01 Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the Termination Date, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option. Any Options held by the Optionee that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date.

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8.02 If a participant ceases to be eligible to be a participant under the Plan as a result of their termination for Cause (as defined in Section 8.03 below), then all Options held by the participant, whether vested or not, as at the Termination Date (as defined in Section 8.05 below) shall automatically and immediately expire and are cancelled and forfeited to the Company on the Termination Date.

8.03 "Cause" means any of:

(a) dishonesty of the participant as it relates to the performance of their duties in the course of their employment by, or as an Executive Officer or Director of, the Company or a subsidiary;

(b) fraud committed by the participant;

(c) willful disclosure of confidential or private information regarding the Company or a subsidiary by the participant;

(d) the participant aiding a competitor of the Company or a subsidiary;

(e) misappropriation of a business opportunity of the Company or a subsidiary by the participant;

(f) willful misconduct or gross negligence in the performance of the participant's duties under their employment agreement;

(g) a breach by the participant of a material provision of their employment agreement or the Code of Conduct and Ethics or similar policy adopted by the Company from time to time;

(h) the willful and continued failure on the part of the participant to substantially perform duties in the course of their employment by, or as an Executive Officer of, the Company or a subsidiary, unless such failure results from an incapacity due to mental or physical illness;

(i) willfully engaging in conduct that is demonstrably and materially injurious to the Company or a subsidiary, monetarily or otherwise; or

(j) any other act or omission by the participant which would amount to just cause for termination at common law.

8.04 Except as may otherwise be set out in a participant's employment agreement (which shall have paramountcy over this section), where a participant's employment or term of office or engagement terminates for any reason other than death, retirement or for Cause (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then:

(a) except as is otherwise determined by the Board, any Options held by the participant that are exercisable at the Termination Date continue to be exercisable by the participant until the earlier of (i) the date that is ninety (90) days after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Notwithstanding the foregoing or any term of an employment contract, in no event shall such right extend beyond the term of the Option or one year from the Termination Date;

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(b) any Options held by the participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date; and

(c) the eligibility of a participant to receive further grants under the Plan ceases as of the date that the Company or a subsidiary, as the case may be, provides the participant with written notification that the participant's employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date.

8.05 The term "Termination Date" means, in the case of a participant whose employment or term of office or engagement with the Company or a subsidiary terminates:

(a) by reason of an Optionee's death, the date of death;

(b) by reason of termination for Cause or resignation by the participant, the participant's last day actively at work for or actively engaged by the Company or a subsidiary;

(c) for any reason whatsoever other than death, termination for Cause or resignation by the participant, the later of (A) the date of the participant's last day actively at work for or actively engaged by the Company or the affiliate, as the case may be, and (B) the last date of the Notice Period (as hereinafter defined); and

(d) the resignation of a Director and the expiry of a Director's term on the Board without re- election (or nomination for election) shall each be considered to be a termination of their term of office.

8.06 "Notice Period" means any period of contractual notice or reasonable notice that the Company or a subsidiary may be required at law, by contract or otherwise agrees to provide to a participant upon termination of employment, whether or not the Company or subsidiary elects to pay severance in lieu of providing notice to the participant."

4. Section 12.05(b) be deleted in its entirety and replaced as follows:

"(b)  extending the term of an Option beyond the original expiry date of the Option (whether or not the Optionee is an Insider of the Company), except where an expiry date falls within a Blackout Period as provided for in Section 5.02 or as otherwise provided in Section 8.01 in the event of an Optionee's death."

5. Section 21.01 be deleted in its entirety and replaced as follows:

"21.01 Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate his employment with the consent of the Board under circumstances equating to retirement in accordance with the Company's retirement policy, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option. Any Options held by such retiring Optionee that are not yet vested at the retirement date (being the last day actively worked at the Company in accordance with the Company's retirement policy) immediately expire and are cancelled and forfeited to the Company on the retirement date."

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ENDEAVOUR SILVER CORP.
STOCK OPTION PLAN

(as amended and restated to include amendments up to and including Amendment No. 6 to the Plan effective March 26, 2024,

subject to applicable regulatory and shareholder approvals)

1. Purpose

1.01 The purpose of the Incentive Stock Option Plan (the "Plan") is to promote the profitability and growth of ENDEAVOUR SILVER CORP. (the "Company") or a subsidiary thereof by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

1.02 The term "subsidiaries" for the purpose of the Plan has the meaning set out in the Securities Act (British Columbia) and includes direct or indirect subsidiaries of the Company.

2. Administration

2.01 The Plan will be administered by a committee (the "Committee") of the Company's Board of Directors (the "Board").

2.02 The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options ("Options") to purchase shares of the Company pursuant to the Plan. The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3. Eligibility

3.01 Each person (an "Optionee") who is a "Consultant", a "Director", an "Employee" or a "Executive Officer" in relation to the Company (as those terms are defined in National Instrument 45 106 or as may be acceptable pursuant to the policies of the Toronto Stock Exchange (the "TSE")) is eligible to be granted one or more Options.

3.02 The Company represents that it will only grant Options to Optionees who are bona fide Directors, Employees, Consultants or Executive Officers, as the case may be.

3.03 Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or its subsidiaries or will interfere in any way with the right of the Company or subsidiaries to terminate at any time the employment of a person who is an Optionee.

3.04 The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such Options.

3.05 The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4. General Provisions

4.01 The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value ("Shares") of the Company.

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4.02 The maximum number of Shares issuable pursuant to the exercise of outstanding Options granted or otherwise subject to the Plan shall be 5% of the issued and outstanding Shares at any time and from time to time.

4.03 Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.04 The number of Shares under option to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted (subject to s.12).

4.05 Each Option will be evidenced by:

(a) a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b) a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.06 An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

4.07 The Plan will limit the number of Shares that may be the subject of Options granted to Directors who are not employees or executive officers of the Company (collectively, "Non Employee Directors") so that such number of Shares, when combined with all of the Company's other securities compensation arrangements currently outstanding for the benefit of Non Employee Directors, will not exceed 1% of the outstanding number of Shares at any time and from time to time, provided that Shares issuable under Options and any other outstanding securities compensation arrangements which have been granted to:

(a) any Director who was a not a Non Employee Director at the time of grant of Options but who subsequently became a Non Employee Director; and

(b) any Director who was a Non Employee Director at the time of grant of Options but subsequently becomes not a Non Employee Director shall, in either such case, be excluded from the said calculation of 1% of the outstanding number of Shares at any time and from time to time issuable under the Plan.

4.08 The Plan will limit the aggregate annual value of Options that may be granted to each Non Employee Director under the Plan and any other security based compensation arrangements established or maintained by the Company so that such value does not exceed U.S.$150,000 per Non Employee Director per financial year of the Company, of which no more than U.S.$100,000 may be in the form of Options. The value of each Option shall be determined by the valuation method used by the Company, as disclosed in the Company's last publicly filed financial statements before the grant of the Option.

5. Term of Option

5.01 The maximum term of any Option will be 10 years, subject to extension where the expiry date falls within a Blackout Period, as provided for in Section 5.02.

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5.02 Notwithstanding the expiry date of any Option, such expiry date of the Option shall be extended to the tenth Trading Day (as hereinafter defined) following the last day of a Blackout Period (as hereinafter defined) if the expiry date would otherwise occur in a Blackout Period or within ten Trading Days of a blackout period. The following requirements are applicable to any such automatic extension provision:

(a) the Blackout Period shall be formally imposed by the Company;

(b) the automatic extension of the expiry date of a participant's Option shall not to be permitted where the participant or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company's securities; and

(c) the automatic extension shall be available to all eligible participants under the Plan under the same terms and conditions.

"Blackout Period" means a period of time during which the participant cannot exercise an Option or sell Shares due to applicable law or policies of the Company in respect of insider trading. "Trading Day" means any day when trading occurs through the facilities of the TSE.

5.03 The Company shall be under no obligation to give an Optionee notice of termination of an Option.

5.04 A change of employment or ceasing to be a Director or Executive Officer shall not be considered a termination so long as the Optionee continues to be a Consultant or employed by or appointed as a Director or Executive Officer of the Company or its subsidiaries, if any.

6. Option Price

6.01 The price per Share at which Shares may be purchased upon the exercise of an Option (the "Option Price") will not be lower than the last closing price of the Shares on the TSE ("Market Price") before the date of granting of the Option.

6.02 The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

6.03 An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7. Share Appreciation Right

7.01 A participant may, as allowed under TSE Policies, if determined by the Board, have the right (the "Right"), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price. No such share appreciation rights will exist, however, until the Board formally approves the activation of this Right.

8. Death and Termination of Employment

8.01 Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the Termination Date, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option. Any Options held by the Optionee that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date.

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8.02 If a participant ceases to be eligible to be a participant under the Plan as a result of their termination for Cause (as defined in Section 8.03 below), then all Options held by the participant, whether vested or not, as at the Termination Date (as defined in Section 8.05 below) shall automatically and immediately expire and are cancelled and forfeited to the Company on the Termination Date.

8.03 "Cause" means any of:

(a) dishonesty of the participant as it relates to the performance of their duties in the course of their employment by, or as an Executive Officer or Director of, the Company or a subsidiary;

(b) fraud committed by the participant;

(c) willful disclosure of confidential or private information regarding the Company or a subsidiary by the participant;

(d) the participant aiding a competitor of the Company or a subsidiary;

(e) misappropriation of a business opportunity of the Company or a subsidiary by the participant;

(f) willful misconduct or gross negligence in the performance of the participant's duties under their employment agreement;

(g) a breach by the participant of a material provision of their employment agreement or the Code of Conduct and Ethics or similar policy adopted by the Company from time to time;

(h) the willful and continued failure on the part of the participant to substantially perform duties in the course of their employment by, or as an Executive Officer of, the Company or a subsidiary, unless such failure results from an incapacity due to mental or physical illness;

(i) willfully engaging in conduct that is demonstrably and materially injurious to the Company or a subsidiary, monetarily or otherwise; or

(j) any other act or omission by the participant which would amount to just cause for termination at common law.

8.04 Except as may otherwise be set out in a participant's employment agreement (which shall have paramountcy over this section), where a participant's employment or term of office or engagement terminates for any reason other than death, retirement or for Cause (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then:

(a) except as is otherwise determined by the Board, any Options held by the participant that are exercisable at the Termination Date continue to be exercisable by the participant until the earlier of (i) the date that is ninety (90) days after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Notwithstanding the foregoing or any term of an employment contract, in no event shall such right extend beyond the term of the Option or one year from the Termination Date;

(b) any Options held by the participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date; and

(c) the eligibility of a participant to receive further grants under the Plan ceases as of the date that the Company or a subsidiary, as the case may be, provides the participant with written notification that the participant's employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date.

8.05 The term "Termination Date" means, in the case of a participant whose employment or term of office or engagement with the Company or a subsidiary terminates:

(a) by reason of an Optionee's death, the date of death;

(b) by reason of termination for Cause or resignation by the participant, the participant's last day actively at work for or actively engaged by the Company or a subsidiary;

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(c) for any reason whatsoever other than death, termination for Cause or resignation by the participant, the later of (A) the date of the participant's last day actively at work for or actively engaged by the Company or the affiliate, as the case may be, and (B) the last date of the Notice Period (as hereinafter defined); and

(d) the resignation of a Director and the expiry of a Director's term on the Board without re election (or nomination for election) shall each be considered to be a termination of their term of office.

8.06 "Notice Period" means any period of contractual notice or reasonable notice that the Company or a subsidiary may be required at law, by contract or otherwise agrees to provide to a participant upon termination of employment, whether or not the Company or subsidiary elects to pay severance in lieu of providing notice to the participant.

9. Changes in Shares

9.01 In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted accordingly and the Optionees will have, upon exercise of an Option, the benefit of any stock dividend declared (other than ordinary course dividends declared and payable in Shares) during the period within which the said Optionee held his Option. Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

10. Cancellation of Options

10.01 The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the TSE.

11. Amendment or Discontinuance

11.01 The Board may alter, suspend or discontinue the Plan or any Option subject to the Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a) increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 9; or

(b) decrease the Option Price for insiders except as provided in Section 12. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

12. Shareholder Approval Requirements

12.01 The approval of the disinterested shareholders of the Company must be obtained before the number of Shares under option to Insiders (as defined under TSE policies) and issued to Insiders under any other security based compensation arrangements of the Company within any 12-month period may exceed 10% of the outstanding common share capital of the Company.

12.02 The approval of the disinterested shareholders of the Company must be obtained before the number of Shares reserved for issuance pursuant to Options granted to Insiders and issuable to Insiders under any other security based compensation arrangements of the Company may exceed, at any one time, 10% of the outstanding common share capital of the Company.

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12.03 The approval of the disinterested shareholders of the Company must be obtained for the reduction in the exercise price per share of options previously granted to Insiders.

12.04 The approval of the disinterested shareholders of the Company must be obtained before the number of Shares under Option at any specific time to any one Optionee may exceed 5% of the issued and outstanding common share capital of the Company (determined at the date the option was granted) in any 12 month period.

12.05 The approval of the shareholders of the Company must be obtained for any of the following amendments to be made to the Plan or to any Option subject to the Plan:

(a) reducing the Option Price for an Option granted under the Plan or cancelling and re granting an Option or other entitlements of Optionees (whether or not the Optionee is an Insider of the Company);

(b) extending the term of an Option beyond the original expiry date of the Option (whether or not the Optionee is an Insider of the Company), except where an expiry date falls within a Blackout Period as provided for in Section 5.02 or as otherwise provided in Section 8.01 in the event of an Optionee's death;

(c) permitting Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(d) amending Section 11 of the Plan (the Plan's amendment provision);

(e) amending the Plan to either remove or restrict provisions relating to Non Employee Director participation in the Plan; and

(f) any other amendment which requires shareholder approval under the rules of the TSE or the New York Stock Exchange, as applicable.

13. Interpretation

13.01 The Plan will be construed according to the laws of the Province of British Columbia.

14. Liability

14.01 No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

15. Vesting

15.01 The Committee may determine a periodic vesting schedule as it determines.

16. Takeover Offer

16.01 If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to "control person" in the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer. Any such exercise of the Option shall be deemed to occur immediately before the later of the completion of the Offer and the payment of Shares taken up by the offeror under the Offer, as applicable. For greater certainty, however, if, for any reason:

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(a) the Offer is not completed within the time specified therein; or

(b) all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise or, in the case of Section 16.01(b) hereof, the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this Section will be reinstated. If any Shares are returned to the Company under this Section 16, the Company will immediately refund the exercise price to the Optionee for such Shares.

17. Acceleration of Expiry Date

17.01 If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan to be vested and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan be accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

18. Effect of a Change of Control

18.01 If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee only if the Plan is not continued by the successor entity. If the Plan is continued, then accelerated vesting of Options will only occur if the participant is "terminated without cause" within 6 months from the date of the Change of Control.

18.02 "Change of Control" means the acquisition by any person, or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act (British Columbia) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company. "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted under Section 1.9 of Multilateral Instrument 62 104-Take Over Bids and Issuer Bids adopted by the British Columbia Securities Commission.

19. TSE Policy Applies

The Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Policies of the TSE and any securities commission having authority, and the Policies of the TSE will be deemed to be incorporated into and become a part of the Plan. In the event of an inconsistency between the provisions of the Policies of the TSE and of the Plan, the provisions of the Policies of the TSE will govern.

20. Cancellation and Re-granting of Options

The Committee may, with the consent of the Optionee, cancel an existing Option, and re-grant the Option at an Option Price determined in the same manner as provided in Section 6 hereof, subject to the prior approval of the TSE.

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21. Retirement

21.01 Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate his employment with the consent of the Board under circumstances equating to retirement in accordance with the Company's retirement policy, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option. Any Options held by such retiring Optionee that are not yet vested at the retirement date (being the last day actively worked at the Company in accordance with the Company's retirement policy) immediately expire and are cancelled and forfeited to the Company on the retirement date.

22. United States Matters

22.01 Unless a registration statement on Form S-8 under the U.S. Securities Act has been filed by the Company and brought effective by the United States Securities and Exchange Commission registering this Plan and the Shares issuable upon exercise of Options (the "Registration Statement"), neither the Options which may be granted pursuant to the provisions of this Plan nor the Shares which may be issued pursuant to the exercise of Options have been registered under the U.S. Securities Act or under any securities laws of any state of the United States. Accordingly, any Optionee that is in the "United States" or a "U.S. Person" (in each case as defined under Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") shall by acceptance of the Options be deemed to represent, warrant, acknowledge and agree that:

(a) the Optionee is acquiring the Options and any Shares acquired upon the exercise of such Options as principal and for the account of the Optionee for investment purposes only;

(b) in granting the Options and issuing the Shares to the Optionee upon the exercise of such Options, the Company is relying on the representations and warranties of the Optionee contained in this Plan relating to the Options to support the conclusion of the Company that the granting of the Options and the issue of Shares upon the settlement of such Options do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;

(c) the Optionee will not attempt to effect any offer, sale or disposition of the Shares owned by the Optionee and acquired pursuant to the exercise of such Options or of any interest therein unless such offer, sale or disposition is (A) to the Company, (B) pursuant to an effective registration statement relating thereto under the U.S. Securities Act, (C) outside the United States in an offshore transaction in accordance with the requirements of Regulation S and in accordance with all applicable local laws and regulations, or (D) an opinion of counsel satisfactory in form and substance to counsel for the Company that such offer, sale or disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;

(d) unless a Registration Statement is effective under the U.S. Securities Act registering the exercise of the Options and the issuance of the Shares, each certificate representing Shares issued upon the exercise of such Options to such Optionee shall bear a restrictive legend under the U.S.

Securities Act implementing the above restrictions on transfer; and

(e) the Company may place a notation on the records of the Company with its transfer agent to the effect that none of the Shares acquired by the Optionee pursuant to the exercise of such Options shall be transferred unless the provisions of this Plan have been complied with.

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22.02 The Company intends that any Options granted to an Optionee subject to the U.S. Internal Revenue Code of 1986, as amended (the "Code") be structured in compliance with, or to satisfy an exemption from, Section 409A of the Code, such that there are no adverse tax consequences, interest, or penalties pursuant to Section 409A of the Code as a result of the Options. Notwithstanding the Company's intention, none of the Company and any of its Subsidiaries and their officers or employees represents or guarantees that Options will be exempt from, or compliant with, Section 409A of the Code, and the Optionee remains liable for all taxes, penalties and interest that may arise in connection with the Options and Shares issued pursuant to exercise of the Options. Further, in the event any Option grant is subject to Section 409A of the Code, the Board may, in its sole discretion and without an Optionee's prior consent, amend this Plan and/or outstanding agreements or certificates evidencing the Options, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt this Plan and/or any Option grant from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Options, or (iii) comply with the requirements of Section 409A of the Code, including without limitation any such regulations guidance, compliance programs and other interpretive authority that may be issued after the date of grant of an Option. This Plan shall be interpreted at all times in such a manner that the terms and provisions of the Plan and the Options are exempt from or comply with Section 409A of the Code.

22.03 The U.S. Addendum (attached to the Plan ) forms part of the Plan. The U.S. Addendum will apply to awards, including Options and Rights, granted under the Plan to U.S. Participants (as defined in the U.S. Addendum).

U.S. ADDENDUM

TO ENDEAVOR SILVER CORP. STOCK OPTION PLAN

1. Definitions. The following definitions will apply solely for purposes of this U.S. Addendum. Capitalized terms not defined herein shall have the meaning ascribed to them under the Plan.

(a) "Affiliated Entity" means an entity in which the Company has a direct or indirect controlling interest, as determined under United States Treasury Regulation 1.409A 1(b)(5)(iii)(E)(1).

(b) "Code" means the U.S. Internal Revenue Code of 1986, as amended.

(c) "Disability" means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term "Disability" is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.

(d) "Fair Market Value" means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the last closing price of the Company's Shares on the TSE (or, if the Shares are no longer listed for trading on the TSE, then such other exchange or quotation system on which the Shares are listed or quoted for trading) on the day preceding the date the Shares are to be valued.

(e) "Grant Date" means, with respect to any Option, (i) the date on which the Board makes the determination to grant such Option and has completed the actions necessary to grant the Option and create a legally binding right in the U.S. Participant, including specifying the Optionee, the number of Shares subject to such Option and the exercise price, or (ii) any later date specified by the Board.

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(f) "Incentive Stock Option" means an Option that is intended to qualify as an "incentive stock option" pursuant to section 422 of the Code.

(g) "ISO Employee" means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.

(h) "Nonqualified Stock Option" means an Option that is not an Incentive Stock Option.

(i) "Parent" means any present or future "parent corporation" of the Company, as such term is defined in Section 424(e) of the Code.

(j) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term "Subsidiary" is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.

(k) "U.S. Participant" means a participant in the Plan who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code, and any other person whose awards under the Plan are subject to income tax under the Code.

(l) "10% Shareholder" means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).

2. Terms and Conditions Applicable to Options and Rights Granted to U.S. Participants. In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to Options and Rights granted to a

U.S. Participant.

(a) For awards to U.S. Participants, Options and Rights only may be awarded to only employees of the Company or an Affiliated Entity.

(b) The stock option agreement relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be a Nonqualified Stock Option.

(c) The number of Shares available for granting Incentive Stock Options under the Plan may not exceed 4,000,000. For greater certainty, such number of Shares is a subset of, and not in addition to, the maximum number of Shares reserved for issuance pursuant to the Plan.

(d) Any adjustment, amendment or termination of outstanding Options or Rights granted to U.S. Participants will be undertaken in a manner that complies with Section 409A of the Code and applicable regulations, to the extent they are applicable.

(e) In addition to the other provisions of this Plan, the following limitations and requirements will apply to an Incentive Stock Option:

(i) An Incentive Stock Option may be granted only to an ISO Employee (including a director or officer who is also an ISO Employee) of the Company (or any Subsidiary of the Company);

(ii) The extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under this Plan and all other plans of the Company and of any Parent or Subsidiary of the Company) exceeds U.S.$100,000 or any limitation subsequently set forth in section 422(d) of the Code, such excess shall be considered Nonqualified Stock Options;

(iii) The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the Grant Date of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the Grant Date of such Incentive Stock Option;

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(iv) Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option will terminate and no longer be exercisable no later than ten years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five years after the date of grant of such Incentive Stock Option;

(v) To the extent that an Incentive Stock Option is not exercised on or prior to the date that is three

(3) months following the date on which the U.S. Participant ceases to be employed by the Company (or by any Subsidiary of the Company), such Option will no longer qualify as an Incentive Stock Option. Notwithstanding the foregoing, if a U.S. Participant's termination of employment is due to Disability, to the extent that an Incentive Stock Option is not exercised on or prior to the date that is one year following the date on which the U.S. Participant ceases to be employed by the Company (or by any Subsidiary of the Company), such Option will no longer qualify as an Incentive Stock Option. For greater certainty, the limitations in this paragraph govern the U.S. federal income tax treatment of an outstanding Option and whether it will continue to qualify as an Incentive Stock Option. Nothing in this paragraph shall have the effect of extending the period during which an Option otherwise may be exercised pursuant to its terms. For purposes of this paragraph, the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Committee that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Subsidiary) to another office of the Company (or of any Subsidiary) or a transfer between the Company and any Subsidiary;

(vi) Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant;

(vii) Notwithstanding any other provision of this Plan to the contrary, an Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged or hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution;

(viii) No Incentive Stock Option will be granted more than ten years after the earlier of the date this Plan (as amended) is adopted by the Board or the date this Plan (as amended) is approved by the shareholders of the Company; and

(ix) In the event that the Plan (as amended), including this U.S. Addendum, is not approved by the shareholders of the Company as required by Section 422 of the Code within twelve (12) months before or after the date on which the Plan (as amended), including this U.S. Addendum, is adopted by the Board, an Incentive Stock Option granted under the Plan will automatically be deemed to be a Nonqualified Stock Option.

(f) The Company intends that any Options be structured in compliance with, or to satisfy an exemption from, Section 409A of the Code, such that there are no adverse tax consequences, interest, or penalties pursuant to Section 409A of the Code as a result of the Options. Notwithstanding the Company's intention, in the event any award is subject to Section 409A of the Code, the Board may, in its sole discretion and without a U.S. Participant's prior consent, amend this Plan and/or outstanding agreements or certificates evidencing the Options, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt this Plan and/or any award from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Option, or (iii) comply with the requirements of Section 409A of the Code, including without limitation any such regulations guidance, compliance programs and other interpretive authority that may be issued after the date of grant of an Option. This Plan shall be interpreted at all times in such a manner that the terms and provisions of the Plan and the Options are exempt from or comply with Section 409A of the Code.

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(g) The Company shall have no liability to any U.S. Participant or any other person if an Option designated as an Incentive Stock Option fails to qualify as such at any time or if an Option is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code.

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